Exhibit 99.1
TELESAT CANADA
Quarterly Report
For the Three and Six Month Periods Ended June 30, 2009

The dollar amounts presented in this Quarterly Report are in Canadian dollars unless otherwise specified. On June 30, 2009, the Bank of Canada noon rate was CDN$1 = USD$0.8602.
The financial information presented herein has been prepared on the basis of Canadian GAAP, which differs in certain respects from United States GAAP. For a summary of differences between Canadian and United States GAAP, please refer to note 25 to the audited consolidated financial statements of Telesat Holdings Inc. for the fiscal year ended December 31, 2008 filed as part of Telesat Canada’s final prospectus dated June 29, 2009 filed with the US Securities and Exchange Commission and to note 19 to the unaudited consolidated financial statements for the six months ended June 30, 2009 contained in this Quarterly Report.

i

PART I. FINANCIAL INFORMATION
Item 1. Financial Statements
TELESAT HOLDINGS INC.
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

FOR THE PERIOD ENDED JUNE 30		Three Months		Six Months
(in thousands of Canadian dollars) (unaudited)	Notes	2009	2008	2009	2008
Operating revenues
Service revenues		197,438	161,892	396,244	317,081
Equipment sales revenues		3,744	7,584	8,988	15,116

Operating revenues	(3)	201,182	169,476	405,232	332,197

Amortization		63,600	57,317	124,873	116,062
Operations and administration		59,259	59,564	117,498	119,052
Cost of equipment sales		4,034	5,879	8,416	11,915

Total operating expenses		126,893	122,760	250,787	247,029

Earnings from operations		74,289	46,716	154,445	85,168
Interest expense	(4)	66,729	55,699	137,799	121,037
Other expense (income)	(5)	(192,878)	(39,051)	(148,961)	51,815

Earnings (loss) before income taxes		200,438	30,068	165,607	(87,684)
Income tax expense	(6)	13,392	17,658	17,647	1,320

Net earnings (loss) applicable to common shares		187,046	12,410	147,960	(89,004)

TELESAT HOLDINGS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE PERIOD ENDED JUNE 30	Three Months		Six Months
(in thousands of Canadian dollars) (unaudited)	2009	2008	2009	2008

Net income (loss)	187,046	12,410	147,960	(89,004)
Other comprehensive income (loss):
Unrealized gain (loss) on translation of financial statements of self sustaining foreign operations	3,253	1,130	2,778	(46)
Related tax	468	(44)	310	60

Comprehensive income (loss)	190,767	13,496	151,048	(88,990)

TELESAT HOLDINGS INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

						Total
						Accumulated
						Deficit And
					Accumulated	Accumulated
					Other	Other		Total
FOR THE PERIOD ENDED JUNE 30		Common	Preferred	Accumulated	Comprehensive	Comprehensive	Contributed	Shareholders’
(in thousands of Canadian dollars) (unaudited)	Notes	Shares	Shares	Deficit	Income (Loss)	Income (Loss)	Surplus	Equity
Balance at January 1, 2009		756,414	541,764	(826,452)	(7,742)	(834,194)	5,448	469,432
Net earnings		—	—	147,960	—	147,960	—	147,960
Unrealized gains on translation of financial statements of self sustaining foreign operations		—	—	—	2,778	2,778	—	2,778
Related tax		—	—	—	310	310	—	310
Stock-based compensation	(15)	—	—	—	—	—	3,068	3,068

Balance at June 30, 2009		756,414	541,764	(678,492)	(4,654)	(683,146)	8,516	623,548

Balance at January 1, 2008		756,414	541,764	(4,051)	(599)	(4,650)	—	1,293,528
Net (loss)		—	—	(89,004)	—	(89,004)	—	(89,004)
Unrealized losses on translation of financial statements of self sustaining foreign operations		—	—	—	(46)	(46)	—	(46)
Related tax		—	—	—	60	60	—	60

Balance at June 30, 2008		756,414	541,764	(93,055)	(585)	(93,640)	—	1,204,538

TELESAT HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS

		June 30,	December 31,
(in thousands of Canadian dollars) (unaudited)	Notes	2009	2008
Assets
Current assets
Cash and cash equivalents	(12)	80,796	98,539
Accounts receivable		54,532	61,933
Current future tax asset		2,559	2,581
Assets held for sale	(7)	44,569	—
Other current assets		35,376	49,187

Total current assets		217,832	212,240
Satellites, property and other equipment, net	(3), (8)	1,873,360	1,883,576
Other long-term assets		35,259	42,303
Intangible assets, net	(9)	544,218	582,035
Goodwill	(9)	2,446,603	2,446,603

Total assets		5,117,272	5,166,757

Liabilities
Current liabilities
Accounts payable and accrued liabilities		42,718	48,792
Other current liabilities		123,376	138,095
Debt due within one year	(10)	21,035	23,272

Total current liabilities		187,129	210,159
Debt financing	(10)	3,330,510	3,513,223
Future tax liability		286,355	266,372
Other long-term liabilities		548,295	566,136
Senior preferred shares		141,435	141,435

Total liabilities		4,493,724	4,697,325

Shareholders’ equity
Common shares (74,252,460 common shares issued and outstanding)		756,414	756,414
Preferred shares		541,764	541,764

		1,298,178	1,298,178

Accumulated deficit		(678,492)	(826,452)
Accumulated other comprehensive loss		(4,654)	(7,742)

		(683,146)	(834,194)

Contributed surplus		8,516	5,448

Total shareholders’ equity		623,548	469,432

Total liabilities and shareholders’ equity		5,117,272	5,166,757

TELESAT HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIOD ENDED JUNE 30		Three Months		Six Months
(in thousands of Canadian dollars) (unaudited)	Notes	2009	2008	2009	2008
Cash flows from operating activities
Net earnings (loss)		187,046	12,410	147,960	(89,004)
Adjustments to reconcile net earnings (loss) to cash flows from operating activities:
Amortization		63,600	57,317	124,873	116,062
Future income taxes		18,598	15,174	20,445	(2,814)
Unrealized foreign exchange loss (gain)		(286,509)	(25,214)	(185,780)	74,813
Unrealized loss (gain) on derivatives		96,890	(20,857)	43,035	(40,214)
Dividends on preferred shares		3,215	2,475	6,925	4,905
Stock-based compensation expense		1,492	—	3,068	—
Other		(4,745)	(13,435)	(14,654)	(23,199)
Customer prepayments on future satellite services		—	2,841	3,309	20,371
Operating assets and liabilities	(12)	(53,489)	(14,139)	(22,121)	(12,651)

		26,098	16,572	127,060	48,269

Cash flows used in investing activities
Satellite programs		(30,878)	(75,766)	(121,180)	(121,747)
Property additions		(1,418)	(1,478)	(3,032)	(3,703)
Insurance proceeds	(8)	—	4,006	—	4,006
Proceeds on disposals of assets		522	3,948	525	4,608

		(31,774)	(69,290)	(123,687)	(116,836)

Cash flows from (used in) financing activities
Debt financing and bank loans		23,880	61,475	23,880	132,558
Repayment of bank loans and debt financing		(29,706)	(17,444)	(38,461)	(70,812)
Capital lease payments		(1,078)	(2,488)	(3,514)	(5,441)
Satellite performance incentive payments		(1,765)	(1,659)	(2,987)	(1,852)

		(8,669)	39,884	(21,082)	54,453

Effect of changes in exchange rates on cash and cash equivalents		(633)	(635)	(34)	878

Increase (decrease) in cash and cash equivalents		(14,978)	(13,469)	(17,743)	(13,236)
Cash and cash equivalents, beginning of period		95,774	42,436	98,539	42,203

Cash and cash equivalents, end of period	(12)	80,796	28,967	80,796	28,967

Supplemental disclosure of cash flow information
Interest paid		118,852	72,825	165,156	114,794
Income taxes paid		1,323	345	3,995	832

		120,175	73,170	169,151	115,626

TELESAT HOLDINGS INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in thousands of Canadian dollars, except number of shares and where noted)
The interim consolidated financial statements do not conform in all respects to the requirements of annual financial statements, and should be read in conjunction with Telesat Holdings Inc. (“Telesat” or the “Company”) consolidated financial statements for the year ended December 31, 2008.
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The Company has prepared the consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same basis of presentation and accounting policies as outlined in notes 1 and 2 to the consolidated financial statements for the year ended December 31, 2008, except as follows:
On January 1, 2009 the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) handbook section 3064 “Goodwill and Intangible Assets” This standard applies to goodwill and intangible assets subsequent to the initial recognition in a business combination and establishes standards for the recognition, measurement, presentation and disclosure of intangible assets. The standard has no material impact on Telesat’s reporting.
In January 2009, the CICA’s Emerging Issues Committee (EIC) issued Abstract No. 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. EIC 173 requires an entity to take into account its own credit risk and that of the relevant counterparty(s) when determining the fair value of financial assets and financial liabilities, including derivative instruments. This EIC, which was effective for Telesat on January 1, 2009, had no impact on the Company’s Balance Sheet or on the Statement of Loss because the aforementioned credit risks had been incorporated into the valuation methodology before the EIC was issued.
2. BUSINESS ACQUISITIONS
On May 9, 2008, The SpaceConnection Inc. (“SpaceConnection”), a wholly-owned subsidiary of Telesat, completed the acquisition of the assets of Fifth Dimension Television, with the effective date of the agreement being April 1, 2008. The purchase price is based on a profit-sharing arrangement for a percentage of future monthly occasional use revenues collected, as well as a percentage of future margins on certain space only customer contracts, from the effective date of the acquisition until December 31, 2010, and will not exceed $0.8 million.

3. SEGMENTED INFORMATION
Telesat operates in a single industry segment, in which it provides satellite-based services to broadcast, enterprise and consulting customers around the world.
Revenues are derived from the following service lines:

	Three Months		Six Months
	Ended June 30		Ended June 30
	2009	2008	2009	2008
Broadcast	102,944	81,534	208,895	160,539
Enterprise	91,392	80,396	181,895	159,015
Consulting and Other	6,846	7,546	14,442	12,643

Total operating revenues	201,182	169,476	405,232	332,197

	Three Months		Six Months
	Ended June 30		Ended June 30
Geographic Information	2009	2008	2009	2008
Revenues — Canada	98,883	84,785	201,273	167,565
Revenues — United States	65,159	56,750	133,443	112,453
Revenues — Europe, Middle East & Africa	16,518	11,257	31,848	20,904
Revenues — Asia & Australia	8,273	8,265	16,560	15,719
Revenues — Latin America & Caribbean	12,349	8,419	22,108	15,556

Total operating revenues	201,182	169,476	405,232	332,197

As at June 30, 2009 and December 31, 2008, the $2,446.6 million of goodwill was not allocated to geographic regions.
Satellites, property and other equipment by geographic region, based on the location of the asset, are allocated as follows:

	June 30,	December 31,
	2009	2008
Satellites, property and other equipment — Canada	1,425,799	1,431,145
Satellites, property and other equipment — United States	436,915	441,809
Satellites, property and other equipment — all others	10,646	10,622

Total satellites, property and other equipment	1,873,360	1,883,576

4. INTEREST EXPENSE

	Three Months		Six Months
	Ended June 30		Ended June 30
	2009	2008	2009	2008
Debt service costs	67,288	64,038	143,959	136,143
Dividends on senior preferred shares	3,215	2,475	6,925	4,905
Capitalized interest	(3,774)	(10,814)	(13,085)	(20,011)

	66,729	55,699	137,799	121,037

5. OTHER EXPENSE (INCOME)

	Three Months		Six Months
	Ended June 30		Ended June 30
	2009	2008	2009	2008
Foreign exchange loss (gain)	(288,551)	(20,580)	(187,685)	102,217
Loss (gain) on financial instruments	94,508	(18,506)	36,581	(50,476)
Interest income	(448)	(334)	(472)	(784)
Performance incentive payments and milestone interest expense	1,170	871	2,275	1,758
Other	443	(502)	340	(900)

	(192,878)	(39,051)	(148,961)	51,815

In May 2009, Telesat Network Services Inc., a wholly-owned subsidiary of Telesat, sold the equipment at its Kapolei site and transferred the operating lease for the premises to the buyer of the equipment. Proceeds on this sale were $0.5 million and the resulting loss of $0.2 million is included in other.
In May 2008, Skynet Satellite Corporation, a wholly-owned subsidiary of Telesat, sold its Hawley facility. Proceeds on this sale were $4.1 million and the resulting gain on the sale of $0.1 million is included in other.
In February 2008, Infosat Communications Inc., a wholly-owned subsidiary of Telesat, sold its security division. Proceeds on this sale were $0.6 million and the resulting gain on the sale of $0.4 million is included in other.
6. INCOME TAX EXPENSE
A reconciliation of the statutory income tax rate, which is a composite of federal and provincial rates, to the effective income tax rate is as follows:

	Three Months		Six Months
	Ended June 30		Ended June 30
	2009	2008	2009	2008
Statutory income tax rate	32.5%	33.0%	32.5%	33.0%
Permanent differences	(11.9%)	(4.1%)	(9.3%)	(9.0%)
Effect of future tax rates on temporary differences	(2.7%)	(11.3%)	(3.1%)	1.0%
Change in valuation allowance	(14.7%)	23.4%	(14.3%)	(19.0%)
Other	3.5%	17.7%	4.9%	(7.5%)

Effective income tax rate	6.7%	58.7%	10.7%	(1.5%)

The components of the income tax expense are as follows:

	Three Months		Six Months
	Ended June 30		Ended June 30
	2009	2008	2009	2008
Current	(5,206)	2,484	(2,798)	4,134
Future	18,598	15,174	20,445	(2,814)

Total income tax expense	13,392	17,658	17,647	1,320

7. ASSETS HELD FOR SALE
On July 9, 2009, the Company announced the transfer of its leasehold interest in the Telstar 10 satellite along with certain customer contracts. The satellite and related revenue backlog and customer relationships were classified as assets held for sale in June 2009 with no amortization recorded in the month.
On February 13, 2008, an agreement was reached to sell the Hawley facility to a third party, along with most of the equipment located within the facility. The sale closed on May 1, 2008 with net proceeds of $4.1 million being received (see Note 5). As of October 31, 2007, these assets were no longer amortized.
8. SATELLITES, PROPERTY AND OTHER EQUIPMENT

		Accumulated	Net Book
June 30, 2009	Cost	Amortization	Value

Satellites	1,747,953	(240,813)	1,507,140
Earth stations	142,485	(27,151)	115,334
Transponders under capital lease	31,771	(6,624)	25,147
Office buildings and other	35,585	(9,259)	26,326
Construction in progress	199,413	—	199,413

	2,157,207	(283,847)	1,873,360

		Accumulated	Net Book
December 31, 2008	Cost	Amortization	Value

Satellites	1,544,396	(177,768)	1,366,628
Earth stations	139,227	(19,012)	120,215
Transponders under capital lease	34,189	(4,943)	29,246
Office buildings and other	36,248	(8,555)	27,693
Construction in progress	339,794	—	339,794

	2,093,854	(210,278)	1,883,576

In April 2008, SpaceConnection renegotiated the terms of two of its capital leases. The result was a reduction to the cost of transponders under capital lease of $13.8 million and a reduction to capital lease liabilities of $14.6 million, and a gain of $0.5 million reflected in other income (see Note 5).
During the second quarter of 2008 Telesat received $4.0 million of insurance proceeds on Anik F3. These proceeds reduced the cost of the satellite.
The Telstar 11N satellite was launched in February 2009, and was transferred out of construction in progress to satellites in March 2009.
A no claims bonus of $2.3 million was received in January 2009 on the Nimiq 4 satellite, and a no claims bonus of $2.8 million was received in June 2009 on the T11N satellite. The proceeds reduced the cost of the satellites.

9. GOODWILL AND INTANGIBLE ASSETS

		Accumulated	Net Book
June 30, 2009	Cost	Amortization	Value
Finite life intangible assets:
Revenue backlog	266,508	(57,940)	208,568
Customer relationships	197,920	(19,480)	178,440
Favourable leases	4,725	(2,562)	2,163
Concession right	1,375	(46)	1,329
Transponder rights	28,497	(5,180)	23,317
Patents	59	(5)	54

	499,084	(85,213)	413,871

Indefinite life intangible assets:
Orbital slots	113,347	—	113,347
Trade name	17,000	—	17,000

Intangible assets	629,431	(85,213)	544,218
Goodwill	2,446,603	—	2,446,603

Goodwill and intangible assets	3,076,034	(85,213)	2,990,821

		Accumulated	Net Book
December 31, 2008	Cost	Amortization	Value
Finite life intangible assets:
Revenue backlog	274,487	(44,988)	229,499
Customer relationships	207,704	(14,500)	193,204
Favourable leases	4,816	(1,987)	2,829
Concession right	1,230	—	1,230
Transponder right	28,497	(3,626)	24,871
Patents	59	(4)	55

	516,793	(65,105)	451,688

Indefinite life intangible assets:
Orbital slots	113,347	—	113,347
Trade name	17,000	—	17,000

Intangible assets	647,140	(65,105)	582,035
Goodwill	2,446,603	—	2,446,603

Goodwill and intangible assets	3,093,743	(65,105)	3,028,638

Telesat continues to monitor whether the impact of the current uncertain economic times results in a requirement to test its balance of goodwill more frequently than on an annual basis. Currently no such trigger events have been identified which would require such a test.

10. DEBT FINANCING

	June 30,	December 31,
	2009	2008
Senior secured credit facilities:
Revolving facility	—	—
The Canadian term loan facility	190,000	195,000
The U.S. term loan facility	1,972,037	2,087,010
The U.S. term loan II facility	169,220	179,207
Senior notes	777,070	818,620
Senior subordinated notes	243,215	256,400
Other debt financing	3	258

	3,351,545	3,536,495
Current portion	(21,035)	(23,272)

Long term portion	3,330,510	3,513,223

The outstanding debt balances above, with the exception of the revolving credit facility and the Canadian term loan, are shown net of related debt issuance costs. The debt issuance costs related to the revolving credit facility and the Canadian term loan are included in other assets and are amortized to interest expense on a straight-line basis. All other debt issuance costs are amortized to interest expense using the effective interest method.
The senior secured credit facilities are secured by substantially all of Telesat’s assets. The senior notes and Senior subordinated notes are denominated in U.S. dollars.
11. RESTRUCTURING LIABILITIES
In connection with the acquisition of Telesat Canada and substantially all of the assets of Loral Skynet, restructuring liabilities were recorded on the date of the acquisition for severance amounts to be paid to employees as part of the restructuring. At December 31, 2008, the outstanding restructuring liabilities were $2.0 million and are expected to be paid by January 2010. During the first six months of 2009, payments of $1.6 million were made and a $0.8 million provision was added. In June 2009 a new restructuring liability of $3.1 million was recorded resulting in total outstanding liabilities of $4.3 million included in accounts payable and accrued liabilities as at June 30, 2009.

12. CASH FLOW INFORMATION

	June 30,	June 30,
	2009	2008

Cash and cash equivalents is comprised of:
Cash	36,018	25,948
Short term investments, original maturity 90 days or less	44,778	3,019

	80,796	28,967

	Three Months		Six Months
	Ended June 30		Ended June 30
	2009	2008	2009	2008

Changes in operating assets and liabilities are comprised of:
Accounts and notes receivable	(8,023)	(2,970)	4,016	1,292
Other assets	12,348	(8,351)	6,382	(702)
Accounts payable and accrued liabilities	(49,953)	(14,307)	(16,726)	(42,340)
Income tax payable	723	1,798	(3,840)	2,532
Other liabilities	(8,584)	9,691	(11,953)	26,567

	(53,489)	(14,139)	(22,121)	(12,651)

Non-cash investing and financing activities are comprised of:
Purchase of satellites, property and other equipment	651	2,296	1,706	8,202
13. CAPITAL DISCLOSURES
Telesat Holdings Inc. is a privately held company. The Company’s financial strategy is designed to maintain compliance with its financial covenants under its senior secured credit facility, and to provide adequate returns to its shareholders and other stakeholders. Telesat meets these objectives through its monitoring of its financial covenants and operating results on a quarterly basis.
The Company defines its capital as follows:

June 30,
2009
Shareholders’ equity, excluding accumulated other comprehensive loss	628,202
Debt financing	3,351,545
Cash and cash equivalents	80,796

Telesat manages its capital by measuring the financial covenant ratios contained in its senior secured credit agreement (the “credit agreement”), dated October 31, 2007 and which terminates in October 2014. As of June 30, 2009, the Company was subject to two financial covenant compliance tests: a maximum Consolidated Total Debt to Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) for covenant purposes ratio test and a minimum Consolidated EBITDA for covenant purposes to Consolidated Interest Expense ratio test. Compliance with financial covenants is measured on a quarterly basis.
As of June 30, 2009, Telesat’s Consolidated Total Debt to Consolidated EBITDA for covenant purposes ratio, for credit agreement purposes, was 6.22:1, which was less than the maximum test ratio of 9.00:1. The Consolidated EBITDA for covenant purposes to Consolidated Interest Expense ratio, for credit agreement compliance purposes, was 1.89:1, which was greater than the minimum test ratio of 1.25:1.
For the quarter ending September 30, 2009, the Consolidated Total Debt to Consolidated EBITDA for covenant purposes ratio test becomes 8.50:1, and the ratio test generally becomes more restrictive over the life of the credit agreement, such that for the period beginning October 1, 2013, the ratio test is a maximum of 5.50:1. For the quarter ending December 31, 2009, the minimum Consolidated EBITDA for covenant purposes to Consolidated Interest Expense ratio becomes 1.30:1, and the ratio test generally becomes more restrictive over the life of the credit agreement, such that for the quarter ending September 30, 2014, the minimum test ratio is 1.95:1.
As part of the on-going monitoring of Telesat’s compliance with its financial covenants, interest rate risk due to variable interest rate debt is managed through the use of interest rate swaps (note 14), and foreign exchange risk exposure arising from principal and interest payments on Telesat’s debt is partially managed through a cross currency basis swap (note 14). In addition, operating expenses are tracked against budget on a monthly basis, and this analysis is reviewed by senior management.
14. FINANCIAL INSTRUMENTS
Fair value
At June 30, 2009 and December 31, 2008, the fair value of the debt financing is equal to the market value derived from transactions and quotations from third parties excluding financing charges considering market interest rates.
The carrying amounts and fair values of financial instruments were as follows as at:

	Carrying Value
June 30, 2009	Held for	Available for	Loans &
Financial assets	Trading	Sale	Receivables	Total	Fair Value
Cash and cash equivalents	80,796	—	—	80,796	80,796
Accounts receivable	—	—	54,532	54,532	54,532
Derivative financial instruments	2,604	—	—	2,604	2,604
Other assets	8,425	637	1,399	10,461	10,461

	91,825	637	55,931	148,393	148,393

	Carrying Value
June 30, 2009	Held for
Financial liabilities	Trading	Other	Total	Fair Value
Accounts payable and accrued liabilities	—	42,718	42,718	42,718
Debt	—	3,351,545	3,351,545	3,283,132
Derivative financial instruments	95,502	—	95,502	95,502
Other liabilities	—	268,356	268,356	271,155

	95,502	3,662,619	3,758,121	3,692,507

	Carrying Value
December 31, 2008	Held for	Available for	Loans &
Financial assets	Trading	Sale	Receivables	Total	Fair Value
Cash and cash equivalents	98,539	—	—	98,539	98,539
Accounts receivable	—	—	61,933	61,933	61,933
Derivative financial instruments	19,602	—	—	19,602	19,602
Other assets	14,936	637	2,202	17,775	17,775

	133,077	637	64,135	197,849	197,849

	Carrying Value
December 31, 2008	Held for
Financial liabilities	Trading	Other	Total	Fair Value
Accounts payable and accrued liabilities	—	48,764	48,764	48,764
Debt	—	3,536,237	3,536,237	2,371,014
Derivative financial instruments	82,255	—	82,255	82,255
Other liabilities	—	288,236	288,236	191,837

	82,255	3,873,237	3,955,492	2,693,870

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at the balance sheet date of June 30, 2009.
Credit risk
Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, short term investments, derivative assets, other assets and accounts receivable. At June 30, 2009, the maximum exposure to credit risk is equal to the carrying value of the Company’s financial assets, $148.4 million (December 31, 2008 — $197.8 million), as listed above.
At June 30, 2009, North American and International customers made up 50% and 50% of the outstanding trade receivables balance, respectively.
Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts at June 30, 2009 was $7.1 million (December 31, 2008 — $5.4 million). A reconciliation of the allowance for doubtful accounts is as follows:

June 30,
2009

Balance, April 1, 2009	5,729
Provision for receivables impairment	1,623
Receivables written off during the period as uncollectible	(225)

Balance, June 30, 2009	7,127

Foreign exchange risk
The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on the US dollar denominated debt financing. At June 30, 2009, approximately $3,240 million of the total debt financing before the netting of debt issuance costs is the Canadian dollar equivalent of the US dollar denominated portion of the debt.
Telesat uses forward contracts to hedge foreign currency risk on anticipated transactions, mainly related to the construction of satellites. At June 30, 2009, the Company had $22.0 million of outstanding foreign exchange contracts which require the Company to pay Canadian dollars to receive US $21.2 million for future capital expenditures. At June 30, 2009, the fair value of these derivative contracts was an unrealized gain of $2.6 million (December 31, 2008 — unrealized gain of $10.8 million). This non-cash gain will remain unrealized until the contracts are settled. These forward contracts are due between July 2, 2009 and December 1, 2009.
The Company has also entered into a cross currency basis swap to hedge the foreign currency risk on a portion of its US dollar denominated debt. Telesat uses natural hedges to manage the foreign exchange risk on operating cash flows. At June 30, 2009, the Company had a cross currency basis swap of $1,205.9 million which requires the Company to pay Canadian dollars to receive US $1,038.2 million. At June 30, 2009, the fair value of this derivative contract was an unrealized loss of $34.1 million (December 31, 2008 — unrealized gain of $8.8 million). This non-cash loss will remain unrealized until the contract is settled. This contract is due on October 31, 2014.
The Company’s main currency exposures as at June 30, 2009 lie in its US dollar denominated cash and cash equivalents, accounts receivable, accounts payable and debt financing.
A five percent weakening of the Canadian dollar against the US dollar at June 30, 2009 would have decreased the net income and increased other comprehensive income for the three months ended June 30, 2009 by $170.9 million and $0.1 million, respectively. A five percent strengthening of the Canadian dollar against the US dollar at June 30, 2009 would have increased the net income and decreased other comprehensive income for the three months ended June 30, 2009 by $170.9 million and $0.1 million, respectively. This analysis assumes that all other variables, in particular interest rates, remain constant.
Interest rate risk
The Company is exposed to interest rate risk on its cash and cash equivalents and its long term debt which is primarily variable rate financing. Changes in the interest rates could impact the amount of interest Telesat is required to pay. Telesat uses interest rate swaps to hedge the interest rate risk related to variable rate debt financing. At June 30, 2009, the fair value of these derivative contract liabilities was an unrealized loss of $61.3 million (December 31, 2008 - unrealized loss of $82.3 million). This non-cash loss will remain unrealized until the contracts are settled. These contracts are due between January 31, 2010 and November 30, 2011.
If the interest rates on the unhedged variable rate debt change by 0.25% this would result in a change in the net income of approximately $0.7 million and $1.3 million for the three months and six months ended June 30, 2009, respectively.

Liquidity risk
The Company maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements. The following are the contractual maturities of financial liabilities as at June 30, 2009:

	Carrying	Contractual
	Amount	Cash Flows	2009	2010	2011	2012	2013	Thereafter
Accounts payable and accrued liabilities	42,718	42,718	42,718	—	—	—	—	—
Customer and other deposits	6,183	6,183	3,885	2,298	—	—	—	—
Other liabilities	120,724	120,724	33,902	33,936	4,326	3,574	3,797	41,189
Derivative financial instruments	95,502	95,502	—	13,604	47,727	—	—	34,171
Long term debt	3,351,545	3,430,065	16,073	37,149	112,145	102,146	22,145	3,140,407

	3,616,672	3,695,192	96,578	86,987	164,198	105,720	25,942	3,215,767

15. STOCK-BASED COMPENSATION PLANS
BCE stock options
There were no outstanding options at June 30, 2009 under the BCE stock option programs. All previously outstanding options expired on April 30, 2008.
Telesat Holdings stock options
On September 19, 2008, Telesat adopted a stock incentive plan for certain key employees of the Company and its subsidiaries. The plan provides for the grant of up to 8,824,646 options to purchase non-voting participating preferred shares of Telesat Holdings Inc., convertible into common shares.
Two different types of stock options can be granted under the plan: time-vesting options and performance-vesting options. The time-vesting options generally become vested and exercisable over a five year period by 20% increments on each October 31st starting in 2008. The vesting amount is prorated for optionees whose employment with the Company or its subsidiaries started after October 31, 2007. The performance-vesting options become vested and exercisable over a five year period starting for the next part on March 31, 2009, provided that the Company has achieved or exceeded an annual or cumulative target consolidated EBITDA established and communicated on the grant date by the Board of Directors.
The exercise periods of the share options expire ten years from the grant date. The exercise price of each share underlying the options will be the higher of a fixed price, established by the Board of Directors on the grant date, and the fair market value of a non-voting participating preferred share on the grant date.

	Performance Vesting Options		Time Vesting Options
		Weighted-		Weighted-
		Average		Average
	Number	Exercise	Number	Exercise
	of Options	Price ($)	of Options	Price ($)
Outstanding, January 1, 2009	894,441	11.07	6,846,035	11.07
Granted	743,457	11.07	608,283	11.07
Exercised	—	—	—	—
Forfeited	(159,474)	11.07	(130,479)	11.07
Expired	—	—	—	—

Outstanding June 30, 2009	1,478,424	11.07	7,323,839	11.07

Options exercisable at June 30, 2009	164,552		1,334,433

The assumptions used to determine the stock-based compensation expense under the Black-Scholes option pricing model for options granted during the period were as follows:

	Three Months	Six Months
	Ended June 30	Ended June 30
Compensation cost (credited to contributed surplus)	1,492	3,068
Number of stock options granted	289,953	1,351,740
Weighted-average fair value per option granted ($)	8.04	4.73
Assumptions:
Dividend yield	—%	—%
Expected volatility	32.9%	30.0%
Risk-free interest rate	3.68%	2.97%
Expected life (years)	10	10
16. EMPLOYEE BENEFIT PLANS
The net benefit expense included:

	Three Months Ended June 30
	Telesat Canada				Skynet
	Pension Benefits		Other Benefits		Other Benefits
	2009	2008	2009	2008	2009	2008

Current service cost	491	981	65	108	—	—
Interest cost	2,367	2,318	234	215	158	130
Expected return on plan assets	(2,503)	(3,171)	—	—	—	—

Net benefit plans cost	355	128	299	323	158	130

	Six Months Ended June 30
	Telesat Canada				Skynet
	Pension Benefits		Other Benefits		Other Benefits
	2009	2008	2009	2008	2009	2008

Current service cost	982	1,963	130	216	—	—
Interest cost	4,735	4,636	468	431	323	262
Expected return on plan assets	(5,006)	(6,343)	—	—	—	—

Net benefit plans cost	711	256	598	647	323	262

17. RELATED PARTY TRANSACTIONS
One of the related party transactions disclosed at December 31, 2008, was an option agreement with Loral Space and Communications Inc. (“Loral”), whereby Telesat has the option to cause Loral to assign to Telesat their rights and obligations with respect to a portion of the ViaSat-1 satellite payload providing coverage into Canada. This option expires on October 31, 2009. This related party transaction is not in the normal course of operations and has been accounted for at carrying value. The carrying value of the orbital slot license is nominal and therefore no value has been assigned to Telesat’s option. At June 30, 2009, Telesat had not exercised this option.
18. COMMITMENTS AND CONTINGENCIES
Off balance sheet commitments include operating leases, commitments for future capital expenditures and other future purchases.

	2009	2010	2011	2012	2013	Thereafter	Total
Off balance sheet commitments	94,058	36,937	19,927	14,149	11,897	38,318	215,286
Certain of the Company’s satellite transponders, offices, warehouses, earth stations, vehicles, and office equipment are leased under various terms. Minimum annual commitments under operating leases determined as at June 30, 2009 are: $13.6 million in 2009, $24.8 million in 2010, $19.1 million in 2011, $13.2 million in 2012, $10.9 million in 2013, and $22.2 million thereafter.
Telesat has non-satellite purchase commitments of CAD $4.1 million or US $3.5 million, with various suppliers at June 30, 2009 (December 31, 2008 CAD $4.1 million or US $3.4 million). The total outstanding commitments at June 30, 2009 are in US dollars.
Telesat has entered into contracts for the construction and launch of Nimiq 5 (targeted for launch in 2009), and Telstar 11N (launched in February 2009). The outstanding commitments at June 30, 2009 on the Nimiq 5 contracts are CAD $93.0 million or US $80.0 million (December 31, 2008 — CAD $200.1 million or US $163.4 million for both Nimiq 5 and Telstar 11N). The total outstanding commitments at June 30, 2009 are in US dollars. In July 2009, Telesat entered into a contract with Space Systems/Loral for the construction of Telstar 14R, and a contract with International Launch Services for the satellite’s launch into geostationary orbit.
Telesat has agreements with various customers for prepaid revenues on several satellites which take effect on final acceptance of the spacecraft. Telesat is responsible for operating and controlling these satellites. Deposits of $331.4 million (December 31, 2008 — $341.3 million), refundable under certain circumstances, are reflected in other liabilities, both current and long-term.
In the normal course of business, Telesat has executed agreements that provide for indemnification and guarantees to counterparties in various transactions. These indemnification undertakings and guarantees may require Telesat to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and regulations (including tax legislation), claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties.
Certain indemnification undertakings can extend for an unlimited period and may not provide for any limit on the maximum potential amount, although certain agreements do contain specified maximum potential exposure representing a cumulative amount of approximately $20.1 million (December 31, 2008 — $20.7 million). The nature of substantially all of the indemnification undertakings prevents the Company from making a reasonable estimate of the maximum potential amount Telesat could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, Telesat has not made any significant payments under such indemnifications.
Telesat and Loral have entered into an indemnification agreement whereby Loral will indemnify Telesat for any tax liabilities for taxation years prior to 2007. Likewise, Telesat will indemnify Loral for the settlement of any tax receivables for taxation years prior to 2007.
In August 2001, Boeing, the manufacturer of the Anik F1 satellite, advised Telesat of a gradual decrease in available power on-board the satellite. Telesat filed an insurance claim with its insurers on December 19, 2002, and in March 2004 reached a final settlement agreement. The settlement calls for an initial payment in 2004 of US$136.2 million and an additional payment of US$49.1 million in 2007 if the power level on Anik F1 degrades as predicted by the manufacturer. In the event that the power level on Anik F1 is better than predicted, the amount of the payment(s) will be adjusted by applying a formula which is included in the settlement documentation and could result in either a pro-rated payment to Telesat of the additional US$49.1 million or a pro-rated repayment of up to a maximum of US$36.1 million to be made by Telesat to the insurers. The initial payment has been received. During December 2005, a number of insurers elected to pay a discounted amount of the proceeds due in 2007. A discounted value of US$26.2 million was received from a number of insurance underwriters in December 2005 with US$20.0 million to be paid by a few insurers in 2007. Telesat submitted its final claim in the fourth quarter of 2007. In January, 2008, certain insurance underwriters indicated disagreement with Telesat’s determination of the available power such that the final payment, in the insurers’ view, would be approximately US$2.4 million. In July 2008, Telesat received a final settlement of $2.0 million from certain insurers. Claims with other insurers, for a value of US$18.0 million, remain unresolved. On July 30, 2009, Telesat served its claim in accordance with the procedural rules governing the arbitration. No date for the hearing has yet been set. At June 30, 2009, Telesat has not recorded any receivable related to this claim.

19. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (“U.S. GAAP”)
Telesat has prepared these consolidated financial statements according to Canadian GAAP. The following tables are a reconciliation of differences relating to the statement of earnings (loss), comprehensive earnings (loss), accumulated other comprehensive loss and total shareholders’ equity reported according to Canadian GAAP and U.S. GAAP.

	Three Months		Six Months
	Ended June 30		Ended June 30
Reconciliation of net earnings (loss)	2009	2008	2009	2008
Canadian GAAP — Net earnings (loss)	187,046	12,410	147,960	(89,004)
(Loss) Gains on embedded derivatives (a)	(21,538)	1,777	(20,483)	4,297
Sales type lease — operating lease for U.S. GAAP (b)	—	4,280	1,514	8,473
Capital lease — operating lease for U.S. GAAP (b)	—	(2,558	(1,567)	(4,067)
Lease amendments (c)	83	(669)	100	(669)
Dividends on senior preferred shares (d)	3,215	2,475	6,925	4,905
Tax effect of above adjustments (e)	6,066	(4,346)	5,796	(2,891)
Uncertainty in income taxes (f)	(2,530)	1,551	(6,742)	1,440

Tax difference — enacted for US GAAP (e)	—	—	—	(582)

U.S. GAAP — Net earnings (loss)	172,342	14,920	133,503	(78,098)

Other comprehensive earnings (loss) items:
Change in currency translation adjustment	3,721	1,087	3,088	15
Net benefit plans cost(g)
Net actuarial (losses) gains	(34)	—	2,269	—

U.S. GAAP — Comprehensive earnings (loss)	176,029	16,007	138,860	(78,083)

	June 30,	December 31,
Accumulated other comprehensive loss	2009	2008
Cumulative translation adjustment, net of tax	(4,654)	(7,742)
Net benefit plans cost (g)
Net actuarial gains (losses)	1,100	(1,169)

Accumulated other comprehensive loss	(3,554)	(8,911)

	June 30,	December 31,
Reconciliation of total shareholders’ equity	2009	2008

Canadian GAAP	623,548	469,432
Adjustments
Gains on embedded derivatives (a)	409	20,892
Net actuarial gains (losses) (g)	1,100	(1,169)
Sales type lease — operating lease for U.S. GAAP (b)	23,070	21,556
Capital lease — operating lease for U.S. GAAP (b)	(9,229)	(7,662)
Lease amendment (c)	(1,133)	(1,233)
Tax effect of above adjustments (e)	(2,690)	(8,486)
Uncertainty in income taxes (f)	(16,266)	(9,523)

U.S. GAAP	618,809	483,807

Description of United States GAAP adjustments:

(a)	Derivatives and embedded derivatives

Embedded derivatives

The accounting for derivative instruments and hedging activities under Canadian GAAP is now substantially harmonized with U.S. GAAP, with the exception of the accounting for certain embedded derivatives. Under U.S. GAAP an embedded foreign currency derivative in a host contract that is not a financial instrument must be separated and recorded on the balance sheet unless the currency in which payments are to be paid or received is: i) either the functional currency of either party to the contract or ii) the currency that the price of the related good or service is routinely denominated in commercial transactions around the world (typically referring to a traded commodity). The same applies to an embedded foreign currency derivative in a host contract under Canadian GAAP except that the entity has the option, as a matter of accounting policy, to account for the embedded foreign currency derivative in a host contract as a single instrument providing certain criteria are met. One of these criteria is that the payments to be paid or received are in a currency that is commonly used in contracts to purchase or sell such non-financial items in the economic environment in which the transaction takes place. This option under Canadian GAAP results in embedded derivatives that must be recorded separately under U.S. GAAP to not have to be separately recorded and disclosed under Canadian GAAP. The additional option loosens the more stringent U.S. GAAP requirement that the currency be one in which such commercial transactions are denominated around the world to be one that is commonly used in the economic environment in which the transaction takes place.

In accordance with U.S. GAAP, all derivative instruments embedded in contracts are recorded on the balance sheet at fair value. The Company denominates many of its long-term international purchase contracts in U.S. dollars resulting in embedded derivatives. This exposure to the U.S. dollar is partially offset by revenue contracts that are also denominated in U.S. dollars. For Canadian GAAP, the Company has elected to account for such contracts as single instruments (as explained above), resulting in a U.S. GAAP reconciling item. At June 30, 2009, the estimated fair value of assets resulting from embedded derivatives is $35.0 million (December 31, 2008 — $55.4 million).

The impact on the statement of earnings of changes in the fair value of these embedded derivatives is reflected as a loss in the U.S. GAAP reconciliation note of $21.5 million and $20.5 million, respectively, for the three and six months ended June 30, 2009 and as a gain of $1.8 million and $4.3 million, respectively, for the three and six months ended June 30, 2008.

(b)	Sales-type and capital leases

Under U.S. GAAP, if the beginning of a lease term falls within the last 25% of a leased asset’s total estimated economic life, then it can only be classified as a capital lease if the lease transfers ownership at the end of the lease term or there is a bargain purchase option. This exception does not exist under Canadian GAAP; therefore certain leases are reported as a capital lease and sales-type lease respectively under Canadian GAAP, and as operating leases for U.S. GAAP.

(c)	Lease amendments

Under Canadian GAAP, when amendments to the provisions of a capital lease agreement result in a change in lease classification from a capital lease to an operating lease, the gain or loss that results from removing the capital lease from the balance sheet is immediately recognized in the statement of earnings. Under U.S. GAAP, if removing the capital lease from the balance sheet results in a loss it is recognized over the remaining term of the lease. Therefore, an adjustment has been made to defer the gain that has been recognized under Canadian GAAP.

(d)	Senior preferred shares

In accordance with U.S. GAAP, the senior preferred shares are classified outside of permanent equity as they are redeemable at the option of the holder. These senior preferred shares are classified as liabilities under Canadian GAAP. This results in a U.S. GAAP reconciling item to reflect the different classification.

(e)	Income taxes

The income tax adjustment reflects the impact the US GAAP adjustments described above have on income taxes. The impact on the statement of operations of the income tax adjustment for the three and six months ended June 30, 2009 is a recovery of $6.1 million and $5.8 million, respectively. For the three and six months ended June 30, 2008, the impact was an expense of $4.3 million and $2.9 million, respectively. Included in these figures is the effect of tax rate changes applied to the accumulated gains and losses on embedded derivatives and to certain lease transactions classified as operating leases as discussed above. The impact on the statement of operations of the tax rate changes for the three and six month periods ended June 30, 2009 was $nil and for the three and six month periods ended June 30, 2008 was an expense of $nil and $0.6 million, respectively.

(f)	Uncertainty in income taxes

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109, effective for fiscal years beginning after December 15, 2006. FIN 48 provides specific guidance on the recognition, de-recognition and measurement of income tax positions in financial statements, including the accrual of related interest and penalties recorded in interest expense. An income tax position is recognized when it is more likely than not that it will be sustained upon examination based on its technical merits, and is measured as the largest amount that is greater than 50% likely of being realized upon ultimate settlement. Under Canadian GAAP, significant differences may arise as Telesat recognizes and measures income tax positions, based on the best estimate of the amount that is more likely than not of being realized.

(g)	Net benefit plans cost

Effective December 31, 2006, the Company adopted the recognition requirements of Statement of Financial Accounting Standards (SFAS) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans, on a prospective basis.

This standard requires that the Company recognize the funded status of benefit plans on the balance sheet as well as recognize as a component of other comprehensive income, net of tax, the actuarial losses and transitional asset and obligation. Amounts recognized in accumulated other comprehensive income are adjusted as they are subsequently recognized as components of net periodic benefit cost.

At June 30, 2009, the balance sheet was adjusted such that actuarial losses and the transitional asset and obligation that have not yet been included in net benefit plans cost at December 31, 2008 were recognized as components of accumulated other comprehensive loss, net of tax. The adjustment at June 30, 2009 resulted in a decrease of $1.1 million in accumulated other comprehensive loss, net of tax of $0.9 million (December 31, 2008 — an increase of $1.2 million in accumulated other comprehensive loss, net of tax of $0.4 million).

Transaction costs on long-term debt
Under Canadian GAAP, transaction costs of $78.5 million ($83.6 million at December 31, 2008) related to the issuance of long-term debt are netted against the long-term debt. Under U.S. GAAP these costs are recognized as deferred charges. This results in a U.S. GAAP reconciling item to reflect the different classification on the balance sheet.
Statement of cash flows
There are no material differences in the consolidated statement of cash flows under U.S. GAAP.
NOTE 20: CONDENSED CONSOLIDATING FINANCIAL INFORMATION
The 11.0% Senior notes and the 12.5% Senior subordinated notes were co-issued by Telesat LLC and Telesat Canada, which are 100% owned subsidiaries of Telesat Holdings, and were guaranteed fully and unconditionally, on a joint and several basis, by Telesat Holdings and certain of its subsidiaries.
The condensed consolidating financial information below for the six and three months ended June 30, 2009 and the six and three months ended June 30, 2008 is presented pursuant to Article 3-10(d) of Regulation S-X. The information presented consists of the operations of Telesat Holdings. Telesat Holdings primarily holds investments in subsidiaries and equity. Telesat LLC is a financing subsidiary that has no assets, liabilities or operations.
The condensed consolidating financial information reflects the investments of Telesat Holdings in the Issuers, of the Issuers in their respective Guarantor and Non-Guarantor subsidiaries and of the Guarantors in their Non-Guarantor subsidiaries using the equity method.

Condensed Consolidating Statement of Earnings (Loss)
For the six months ended June 30, 2009

					Non-
	Telesat	Telesat	Telesat	Guarantor	Guarantor
	Holdings	LLC	Canada	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Operating revenues
Service revenues	—	—	365,328	31,206	32,275	(32,565)	396,244
Equipment sales revenues	—	—	3,632	5,356	—	—	8,988

Operating revenues	—	—	368,960	36,562	32,275	(32,565)	405,232

Amortization	—	—	93,712	22,134	9,027	—	124,873
Operations and administration	—	—	103,873	29,948	16,242	(32,565)	117,498
Cost of equipment sales	—	—	3,834	4,582	—	—	8,416

Total operating expenses	—	—	201,419	56,664	25,269	(32,565)	250,787

Earnings from operations	—	—	167,541	(20,102)	7,006	—	154,445
Loss (income) from equity investments	(154,885)	—	12,837	2,443	—	139,605	—
Interest expense	6,925	—	129,160	513	1,201	—	137,799
Other expense	—	—	(145,411)	(7,124)	3,574	—	(148,961)

Earnings (loss) before income taxes	147,960	—	170,955	(15,934)	2,231	(139,605)	165,607
Income tax expense/(recovery)	—	—	16,070	1,522	55	—	17,647

Net earnings (loss)	147,960	—	154,885	(17,456)	2,176	(139,605)	147,960

Reconciliation to U.S. GAAP is as follows:
Income (loss) from equity investments	(21,382)	—	39	29	—	21,314	—
Gains (losses) on embedded derivatives	—	—	(20,483)	—	—	—	(20,483)
Sales type lease — operating lease for U.S. GAAP	—	—	1,514	—	—	—	1,514
Capital lease — operating lease for U.S. GAAP	—	—	(1,567)	—	—	—	(1,567)
Lease amendments	—	—	—	—	100	—	100
Dividends on senior preferred shares	6,925	—	—	—	—	—	6,925
Tax effect of above adjustments	—	—	5,857	—	(61)	—	5,796
Uncertainty in income taxes	—	—	(6,742)	—	—	—	(6,742)

U.S. GAAP net earnings (loss)	133,503	—	133,503	(17,427)	2,215	(118,291)	133,503

Condensed Consolidating Statement of Earnings (Loss)
For the six months ended June 30, 2008

					Non-
	Telesat	Telesat	Telesat	Guarantor	Guarantor
	Holdings	LLC	Canada	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Operating revenues
Service revenues	—	—	284,162	39,564	27,566	(34,211)	317,081
Equipment sales revenues	—	—	5,758	9,545	—	(187)	15,116

Operating revenues	—	—	289,920	49,109	27,566	(34,398)	332,197

Amortization	—	—	88,128	17,862	10,072	—	116,062
Operations and administration	—	—	90,795	50,258	12,211	(34,212)	119,052
Cost of equipment sales	—	—	4,587	7,391	123	(186)	11,915

Total operating expenses	—	—	183,510	75,511	22,406	(34,398)	247,029

Earnings from operations	—	—	106,410	(26,402)	5,160	—	85,168
Loss (income) from equity investments	84,099	—	16,960	2,579	—	(103,638)	—
Interest expense	4,905	—	122,235	(7,211)	1,108	—	121,037
Other expense	—	—	52,372	1,166	(1,723)	—	51,815

Earnings (loss) before income taxes	(89,004)	—	(85,157)	(22,936)	5,775	103,638	(87,684)
Income tax (recovery)/expense	—	—	(1,058)	2,457	(79)	—	1,320

Net earnings (loss)	(89,004)	—	(84,099)	(25,393)	5,854	103,638	(89,004)

Reconciliation to U.S. GAAP is as follows:
Income (loss) from equity investments	6,001	—	(479)	—	—	(5,522)	—
Gains (losses) on embedded derivatives	—	—	4,297	—	—	—	4,297
Sales type lease — operating lease for U.S. GAAP	—	—	8,473	—	—	—	8,473
Capital lease — operating lease for U.S. GAAP	—	—	(4,067)	—	—	—	(4,067)
Lease amendments	—	—	—	—	(669)	—	(669)
Dividends on senior preferred shares	4,905	—	—	—	—	—	4,905
Tax effect of above adjustments	—	—	(3,081)	—	190	—	(2,891)
Uncertainty in income taxes	—	—	1,440	—	—	—	1,440
Tax difference — enacted for US GAAP	—	—	(582)	—	—	—	(582)

U.S. GAAP net earnings (loss)	(78,098)	—	(78,098)	(25,393)	5,375	98,116	(78,098)

Condensed Consolidating Statement of Earnings (Loss)
For the three months ended June 30, 2009

					Non-
	Telesat	Telesat	Telesat	Guarantor	Guarantor
	Holdings	LLC	Canada	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Operating revenues
Service revenues	—	—	186,466	7,690	15,320	(12,038)	197,438
Equipment sales revenues	—	—	1,488	2,242	—	14	3,744

Operating revenues	—	—	187,954	9,932	15,320	(12,024)	201,182

Amortization	—	—	46,620	13,163	3,817	—	63,600
Operations and administration	—	—	58,149	6,436	6,745	(12,071)	59,259
Cost of equipment sales	—	—	1,820	2,167	—	47	4,034

Total operating expenses	—	—	106,589	21,766	10,562	(12,024)	126,893

Earnings from operations	—	—	81,365	(11,834)	4,758	—	74,289
Loss (income) from equity investments	(190,261)	—	2,565	1,389	—	186,307	—
Interest expense	3,215	—	62,688	248	578	—	66,729
Other expense	—	—	(187,303)	(10,855)	5,280	—	(192,878)

Earnings (loss) before income taxes	187,046	—	203,415	(2,616)	(1,100)	(186,307)	200,438
Income tax (recovery)/expense	—	—	13,154	170	68	—	13,392

Net earnings (loss)	187,046	—	190,261	(2,786)	(1,168)	(186,307)	187,046

Reconciliation to U.S. GAAP is as follows:
Income (loss) from equity investments	(17,919)	—	29	29	—	17,861	—
Gains (losses) on embedded derivatives	—	—	(21,538)	—	—	—	(21,538)
Lease amendments	—	—	—	—	83	—	83
Dividends on senior preferred shares	3,215	—	—	—	—	—	3,215
Tax effect of above adjustments	—	—	6,120	—	(54)	—	6,066
Uncertainty in income taxes	—	—	(2,530)	—	—	—	(2,530)

U.S. GAAP net earnings (loss)	172,342	—	172,342	(2,757)	(1,139)	(168,446)	172,342

Condensed Consolidating Statement of Earnings (Loss)
For the three months ended June 30, 2008

					Non-
	Telesat	Telesat	Telesat	Guarantor	Guarantor
	Holdings	LLC	Canada	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Operating revenues
Service revenues	—	—	146,400	18,920	14,383	(17,811)	161,892
Equipment sales revenues	—	—	3,452	3,945	—	187	7,584

Operating revenues	—	—	149,852	22,865	14,383	(17,624)	169,476

Amortization	—	—	43,868	8,925	4,524	—	57,317
Operations and administration	—	—	47,002	23,612	6,552	(17,602)	59,564
Cost of equipment sales	—	—	2,916	2,864	121	(22)	5,879

Total operating expenses	—	—	93,786	35,401	11,197	(17,624)	122,760

Earnings from operations	—	—	56,066	(12,536)	3,186	—	46,716
Loss (income) from equity investments	(14,885)	—	2,926	1,360	—	10,599	—
Interest expense	2,475	—	60,823	(7,825)	226	—	55,699
Other expense	—	—	(38,565)	(230)	(256)	—	(39,051)

Earnings (loss) before income taxes	12,410	—	30,882	(5,841)	3,216	(10,599)	30,068
Income tax (recovery)/expense	—	—	15,997	1,267	394	—	17,658

Net earnings (loss)	12,410	—	14,885	(7,108)	2,822	(10,599)	12,410

Reconciliation to U.S. GAAP is as follows:
Income (loss) from equity investments	35	—	(479)	—	—	444	—
Gains (losses) on embedded derivatives	—	—	1,777	—	—	—	1,777
Sales type lease — operating lease for U.S. GAAP	—	—	4,280	—	—	—	4,280
Capital lease — operating lease for U.S. GAAP	—	—	(2,558)	—	—	—	(2,558)
Lease amendments (c)	—	—	—	—	(669)	—	(669)
Dividends on senior preferred shares	2,475	—	—	—	—	—	2,475
Tax effect of above adjustments	—	—	(4,536)	—	190	—	(4,346)
Uncertainty in income taxes	—	—	1,551	—	—	—	1,551

U.S. GAAP net earnings (loss)	14,920	—	14,920	(7,108)	2,343	(10,155)	14,920

Condensed Consolidating Balance Sheet
As of June 30, 2009

					Non-
	Telesat	Telesat	Telesat	Guarantor	Guarantor
	Holdings	LLC	Canada	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Assets
Current assets
Cash and cash equivalents	—	—	64,564	14,299	1,933	—	80,796
Accounts receivable	—	—	37,202	12,890	4,440	—	54,532
Current future tax asset	—	—	987	565	1,007	—	2,559
Assets held for sale	—	—	12,063	—	32,506	—	44,569
Intercompany receivable	—	—	620,602	26,770	114,482	(761,854)	—
Other current assets	—	—	17,074	9,662	8,640	—	35,376

Total current assets	—	—	752,492	64,186	163,008	(761,854)	217,832

Satellites, property, and other equipment, net	—	—	1,431,888	413,513	27,959	—	1,873,360
Other long-term assets	—	—	27,016	7,483	760	—	35,259
Intangible assets, net	—	—	525,245	18,463	510	—	544,218
Investment in affiliates	783,459	—	1,676,176	1,480,386	261	(3,940,282)	—
Goodwill	—	—	2,005,843	343,876	96,884	—	2,446,603

Total assets	783,459	—	6,418,660	2,327,907	289,382	(4,702,136)	5,117,272

Liabilities
Current liabilities
Accounts payable and accrued liabilities	—	—	22,453	15,050	5,215	—	42,718
Other current liabilities	—	—	104,600	14,370	4,245	161	123,376
Intercompany payable	—	—	506,528	215,903	39,334	(761,765)	—
Debt due within one year	—	—	21,031	4	—	—	21,035

Total current liabilities	—	—	654,612	245,327	48,794	(761,604)	187,129
Debt financing	—	—	3,330,510	—	—	—	3,330,510
Future tax liability	—	—	276,365	197	9,793	—	286,355
Other long-term liabilities	18,476	—	486,589	21,247	22,110	(127)	548,295
Senior preferred shares	141,435	—	—	—	—	—	141,435

Total liabilities	159,911	—	4,748,076	266,771	80,697	(761,731)	4,493,724

					Non-
	Telesat	Telesat	Telesat	Guarantor	Guarantor
	Holdings	LLC	Canada	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Shareholders’ equity
Common shares	756,414	—	2,257,247	1,896,596	104,434	(4,258,277)	756,414
Preferred shares	541,764	—	—	—	—	—	541,764
Accumulated deficit	(678,492)	—	(656,833)	236,047	99,050	321,736	(678,492)
Accumulated other comprehensive loss	(4,654)	—	63	(9,918)	5,201	4,654	(4,654)
Contributed surplus	8,516	—	70,107	(61,589)	—	(8,518)	8,516

Total shareholders’ equity	623,548	—	1,670,584	2,061,136	208,685	(3,940,405)	623,548

Total liabilities and shareholders’ equity	783,459	—	6,418,660	2,327,907	289,382	(4,702,136)	5,117,272

					Non-
Reconciliation to U.S. GAAP of total	Telesat	Telesat	Telesat	Guarantor	Guarantor
shareholders’ equity is as follows:	Holdings	LLC	Canada	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Canadian GAAP	623,548	—	1,670,584	2,061,136	208,685	(3,940,405)	623,548
Underlying differences in the income (loss) from equity investments	(4,739)	—	(709)	(709)	—	6,157	—
Gains (losses) on embedded derivatives	—	—	409	—	—	—	409
Net actuarial losses	—	—	1,100	—	—	—	1,100
Sales type lease — operating lease for U.S. GAAP	—	—	23,070	—	—	—	23,070
Capital lease — operating lease for U.S. GAAP	—	—	(9,229)	—	—	—	(9,229)
Lease amendments	—	—	—	—	(1,133)	—	(1,133)
Tax effect of above adjustments	—	—	(3,114)	—	424	—	(2,690)
Uncertainty in income taxes	—	—	(16,266)	—	—	—	(16,266)

U.S. GAAP shareholders’ equity	618,809	—	1,665,845	2,060,427	207,976	(3,934,248)	618,809

Condensed Consolidating Balance Sheet
As of December 31, 2008

					Non-
	Telesat	Telesat	Telesat	Guarantor	Guarantor
	Holdings	LLC	Canada	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Assets
Current assets
Cash and cash equivalents	—	—	83,089	12,056	3,393	1	98,539
Accounts receivable	—	—	39,153	19,680	3,100	—	61,933
Current future tax asset	—	—	928	596	1,057	—	2,581
Intercompany receivable	—	—	605,331	59,234	103,133	(767,698)	—
Other current assets	—	—	31,283	9,202	8,983	(281)	49,187

Total current assets	—	—	759,784	100,768	119,666	(767,978)	212,240

Satellites, property, and other equipment, net	—	—	1,437,490	374,436	71,650	—	1,883,576
Other long-term assets	—	—	39,176	2,325	755	47	42,303
Intangible assets, net	—	—	562,434	18,967	635	(1)	582,035
Investment in affiliates	622,417	—	1,668,986	1,476,399	261	(3,768,063)	—
Goodwill	—	—	2,005,842	343,876	96,885	—	2,446,603

Total assets	622,417	—	6,473,712	2,316,771	289,852	(4,535,995)	5,166,757

Liabilities
Current liabilities
Accounts payable and accrued liabilities	—	—	28,316	16,622	3,840	14	48,792
Other current liabilities	—	—	120,085	14,084	4,163	(237)	138,095
Intercompany payable	—	—	518,247	211,174	38,317	(767,738)	—
Debt due within one year	—	—	23,260	11	—	1	23,272

Total current liabilities	—	—	689,908	241,891	46,320	(767,960)	210,159
Debt financing	—	—	3,513,223	—	—	—	3,513,223
Future tax liability	—	—	255,893	267	10,212	—	266,372
Other long-term liabilities	11,550	—	505,328	24,099	25,159	—	566,136
Senior preferred shares	141,435	—	—	—	—	—	141,435

Total liabilities	152,985	—	4,964,352	266,257	81,691	(767,960)	4,697,325

Shareholders’ equity
Common shares	756,414	—	2,320,730	1,823,370	104,434	(4,248,534)	756,414
Preferred shares	541,764	—	—	—	—	—	541,764
Accumulated deficit	(826,452)	—	(816,679)	241,559	96,915	478,205	(826,452)
Accumulated other comprehensive loss	(7,742)	—	63	(14,617)	6,812	7,742	(7,742)
Contributed surplus	5,448	—	5,246	202	—	(5,448)	5,448

Total shareholders’ equity	469,432	—	1,509,360	2,050,514	208,161	(3,768,035)	469,432

Total liabilities and shareholders’ equity	622,417	—	6,473,712	2,316,771	289,852	(4,535,995)	5,166,757

					Non-
Reconciliation to U.S. GAAP of total	Telesat	Telesat	Telesat	Guarantor	Guarantor
shareholders’ equity is as follows:	Holdings	LLC	Canada	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Canadian GAAP	469,432	—	1,509,360	2,050,514	208,161	(3,768,035)	469,432
Underlying differences in the income (loss) from equity investments	14,375	—	(742)	—	—	(13,633)	—
Gains (losses) on embedded derivatives	—	—	20,892	—	—	—	20,892
Net actuarial losses	—	—	(1,169)	—	—	—	(1,169)
Sales type lease — operating lease for U.S. GAAP	—	—	21,556	—	—	—	21,556
Capital lease — operating lease for U.S. GAAP	—	—	(7,662)	—	—	—	(7,662)
Lease amendments	—	—		—	(1,233)	—	(1,233)
Tax effect of above adjustments	—	—	(8,977)	—	491	—	(8,486)
Uncertainty in income taxes	—	—	(9,523)	—	—	—	(9,523)

U.S. GAAP	483,807	—	1,523,735	2,050,514	207,419	(3,781,668)	483,807

The reconciliation of the condensed consolidating balance sheet captions is as follows:
June 30, 2009

Telesat Canada
	Canadian
	GAAP	Adjustments	U.S. GAAP
Current assets	752,492	3,464	755,956
Other assets	27,016	110,020	137,036
Goodwill	2,005,843	(12,692)	1,993,151
Current liabilities	654,612	11,114	665,726
Debt financing	3,330,510	67,407	3,397,917
Future tax liability	276,365	10,379	286,744
Other long-term liabilities	486,589	15,922	502,511
Accumulated deficit	(656,833)	(5,130)	(661,963)
Accumulated other comprehensive loss	63	1,100	1,163

Non-Guarantor Subsidiaries
	Canadian
	GAAP	Adjustments	U.S. GAAP
Current liabilities	48,794	178	48,972
Future tax liability	9,793	(424)	9,369
Other long-term liabilities	22,110	885	22,995
Accumulated deficit	99,050	(682)	98,368
December 31, 2008

Telesat Canada
	Canadian
	GAAP	Adjustments	U.S. GAAP
Current assets	759,784	6,864	766,648
Other long-term assets	39,176	130,775	169,951
Goodwill	2,005,842	(12,692)	1,993,150
Current liabilities	689,908	8,880	698,788
Debt financing	3,513,223	73,259	3,586,482
Future tax liability	255,893	15,339	271,232
Other long-term liabilities	505,328	12,354	517,682
Accumulated deficit	(816,679)	16,284	(800,395)
Accumulated other comprehensive loss	63	(1,169)	(1,106)

Non-Guarantor Subsidiaries
	Canadian
	GAAP	Adjustments	U.S. GAAP
Current liabilities	46,320	205	46,525
Future tax liability	10,212	(491)	9,721
Other long-term liabilities	25,159	1,027	26,186
Accumulated deficit	96,915	(741)	96,174

Condensed Consolidating Statement of Cash Flows
For the six months ended June 30, 2009

					Non-
	Telesat	Telesat	Telesat	Guarantor	Guarantor
	Holdings	LLC	Canada	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Cash flows from operating activities
Net earnings (loss)	147,960	—	154,885	(17,456)	2,176	(139,605)	147,960
Adjustments to reconcile net earnings (loss) to cash flows from operating activities:
Amortization	—	—	93,712	22,134	9,027	—	124,873
Future income taxes	—	—	20,413	1	31	—	20,445
Unrealized foreign exchange loss (gain)	—	—	(177,075)	(10,090)	1,385	—	(185,780)
Unrealized loss (gain) on derivatives	—	—	43,036	(1)	—	—	43,035
Dividends on preferred shares	6,925	—	—	—	—	—	6,925
Stock-based compensation expense	—	—	2,729	339	—	—	3,068
Loss (income) from equity investments	(154,885)	—	12,837	2,443	—	139,605	—
Other	—	—	(18,921)	2,536	1,731	—	(14,654)
Customer prepayments on future satellite services	—	—	3,309	—	—	—	3,309
Operating assets and liabilities	—	—	(70,259)	62,087	(13,949)	—	(22,121)

	—	—	64,666	61,993	401	—	127,060

Cash flows from investing activities
Satellite programs	—	—	(60,072)	(61,108)	—	—	(121,180)
Property additions	—	—	(2,643)	(358)	(31)	—	(3,032)
Business acquisitions	—	—	(1,128)	1,128	—	—	—
Proceeds on disposal of assets	—	—	60	465	—	—	525
Insurance proceeds	—	—	—	—	—	—	—

	—	—	(63,783)	(59,873)	(31)	—	(123,687)

Cash flows from financing activities
Debt financing and bank loans	—	—	23,880	—	—	—	23,880
Repayment of bank loans and debt financing	—	—	(38,460)	(1)	—	—	(38,461)
Capital lease payments	—	—	(1,841)	(7)	(1,666)	—	(3,514)
Satellite performance incentive payments	—	—	(2,987)	—	—	—	(2,987)
Preferred dividends paid	—	—	—	—	—	—	—

	—	—	(19,408)	(8)	(1,666)	—	(21,082)

Effect of changes in exchange rates on cash and cash equivalents	—	—	—	131	(165)	—	(34)
Increase (decrease) in cash and cash equivalents	—	—	(18,525)	2,243	(1,461)	—	(17,743)
Cash and cash equivalents, beginning of period	—	—	83,089	12,056	3,394	—	98,539

Cash and cash equivalents, end of period	—	—	64,564	14,299	1,933	—	80,796

Condensed Consolidating Statement of Cash Flows
For the six months ended June 30, 2008

					Non-
	Telesat	Telesat	Telesat	Guarantor	Guarantor
	Holdings	LLC	Canada	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Cash flows from operating activities
Net earnings (loss)	(89,004)	—	(84,099)	(25,393)	5,854	103,638	(89,004)
Adjustments to reconcile net earnings (loss) to cash flows from operating activities:
Amortization	—	—	88,128	17,862	10,072	—	116,062
Future income taxes	—	—	(2,005)	(106)	(703)	—	(2,814)
Unrealized foreign exchange loss	—	—	74,813	—	—	—	74,813
Unrealized gain on derivatives	—	—	(40,214)	—	—	—	(40,214)
Dividends on preferred shares	4,905	—	—	—	—	—	4,905
Loss (income) from equity investments	84,099	—	16,960	2,579	—	(103,638)	—
Other	—	—	(19,636)	(1,051)	(2,512)	—	(23,199)
Customer prepayments on future satellite services	—	—	20,309	62	—	—	20,371
Operating assets and liabilities	—	—	(52,330)	49,988	(10,309)	—	(12,651)

	—	—	1,926	43,941	2,402	—	48,269

Cash flows from investing activities
Satellite programs	—	—	(74,984)	(46,763)	—	—	(121,747)
Property additions	—	—	(3,095)	(567)	(41)	—	(3,703)
Business acquisitions	—	—	—	—	—	—	—
Proceeds on disposal of assets	—	—	27	4,581	—	—	4,608
Insurance proceeds	—	—	4,006	—	—	—	4,006

	—	—	(74,046)	(42,749)	(41)	—	(116,836)

Cash flows from financing activities
Debt financing and bank loans	—	—	132,558	—	—	—	132,558
Repayment of bank loans and debt financing	—	—	(70,793)	(19)	—	—	(70,812)
Capital lease payments	—	—	(3,914)	—	(1,527)	—	(5,441)
Satellite performance incentive payments	—	—	(1,852)	—	—	—	(1,852)

	—	—	55,999	(19)	(1,527)	—	54,453

Effect of changes in exchange rates on cash and cash equivalents	—	—	—	1,373	(495)	—	878
Increase (decrease) in cash and cash equivalents	—	—	(16,121)	2,546	339	—	(13,236)
Cash and cash equivalents, beginning of period	—	—	27,308	11,200	3,695	—	42,203

Cash and cash equivalents, end of period	—	—	11,187	13,746	4,034	—	28,967

Condensed Consolidating Statement of Cash Flows
For the three months ended June 30, 2009

					Non-
	Telesat	Telesat	Telesat	Guarantor	Guarantor
	Holdings	LLC	Canada	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Cash flows from operating activities
Net earnings (loss)	187,046	—	190,261	(2,786)	(1,168)	(186,307)	187,046
Adjustments to reconcile net earnings (loss) to cash flows from operating activities:
Amortization	—	—	46,620	13,163	3,817	—	63,600
Future income taxes	—	—	18,535	1	62	—	18,598
Unrealized foreign exchange loss (gain)	—	—	(274,528)	(14,982)	3,001	—	(286,509)
Unrealized loss (gain) on derivatives	—	—	96,891	(1)	—	—	96,890
Dividends on preferred shares	3,215	—	—	—	—	—	3,215
Stock-based compensation expense	—	—	(6,361)	7,853	—	—	1,492
Loss (Income) from equity investments	(190,261)	—	2,565	1,389	—	186,307	—
Other	—	—	(8,736)	2,229	1,762	—	(4,745)
Operating assets and liabilities	—	—	(53,653)	7,699	(7,535)	—	(53,489)

	—	—	11,594	14,565	(61)	—	26,098

Cash flows from investing activities
Satellite programs	—	—	(23,077)	(7,801)	—	—	(30,878)
Property additions	—	—	(1,288)	(148)	18	—	(1,418)
Business acquisitions	—	—	6,625	(6,625)	—	—	—
Proceeds on disposal of assets	—	—	57	465	—	—	522

	—	—	(17,683)	(14,109)	18	—	(31,774)

Cash flows from financing activities
Debt financing and bank loans	—	—	23,880	—	—	—	23,880
Repayment of bank loans and debt financing	—	—	(29,710)	4	—	—	(29,706)
Capital lease payments	—	—	(249)	(7)	(822)	—	(1,078)
Satellite performance incentive payments	—	—	(1,765)	—	—	—	(1,765)

	—	—	(7,844)	(3)	(822)	—	(8,669)

Effect of changes in exchange rates on cash and cash equivalents	—	—	—	(382)	(251)	—	(633)
Increase (decrease) in cash and cash equivalents	—	—	(13,933)	71	(1,116)	—	(14,978)
Cash and cash equivalents, beginning of period	—	—	78,497	14,228	3,049	—	95,774

Cash and cash equivalents, end of period	—	—	64,564	14,299	1,933	—	80,796

Condensed Consolidating Statement of Cash Flows
For the three months ended June 30, 2008

					Non-
	Telesat	Telesat	Telesat	Guarantor	Guarantor
	Holdings	LLC	Canada	Subsidiaries	Subsidiaries	Adjustments	Consolidated

Cash flows from operating activities
Net earnings (loss)	12,410	—	14,885	(7,108)	2,822	(10,599)	12,410
Adjustments to reconcile net earnings (loss) to cash flows from operating activities:
Amortization	—	—	43,868	8,925	4,524	—	57,317
Future income taxes	—	—	15,347	—	(173)	—	15,174
Unrealized foreign exchange loss (gain)	—	—	(25,214)	—	—	—	(25,214)
Unrealized loss (gain) on derivatives	—	—	(20,857)	—	—	—	(20,857)
Dividends on preferred shares	2,475	—	—	—	—	—	2,475
Loss (income) from equity investments	(14,885)	—	2,926	1,360	—	10,599	—
Other	—	—	(10,733)	(499)	(2,203)	—	(13,435)
Customer prepayments on future satellite services	—	—	2,777	64	—	—	2,841
Operating assets and liabilities	—	—	(41,122)	30,315	(3,332)	—	(14,139)

	—	—	(18,123)	33,057	1,638	—	16,572

Cash flows from investing activities
Satellite programs	—	—	(40,567)	(35,199)	—	—	(75,766)
Property additions	—	—	(1,217)	(232)	(29)	—	(1,478)
Business acquisitions	—	—	1,000	(1,000)	—	—	—
Insurance proceeds	—	—	4,006	—	—	—	4,006
Proceeds on disposal of assets	—	—	—	3,948	—	—	3,948

	—	—	(36,778)	(32,483)	(29)	—	(69,290)

Cash flows from financing activities
Debt financing and bank loans	—	—	61,475	—	—	—	61,475
Repayment of bank loans and debt financing	—	—	(17,435)	(9)	—	—	(17,444)
Capital lease payments	—	—	(1,971)	(16)	(501)	—	(2,488)
Satellite performance incentive payments	—	—	(1,659)	—	—	—	(1,659)

	—	—	40,410	(25)	(501)	—	39,884

Effect of changes in exchange rates on cash and cash equivalents	—	—	—	9	(644)	—	(635)
Increase (decrease) in cash and cash equivalents	—	—	(14,491)	558	464	—	(13,469)
Cash and cash equivalents, beginning of period	—	—	25,678	13,188	3,570	—	42,436

Cash and cash equivalents, end of period	—	—	11,187	13,746	4,034	—	28,967

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with Telesat Holdings’ unaudited consolidated financial statements beginning at Page 1 of this Quarterly Report. As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context states or requires otherwise, references to “Telesat”, “we”, “our” and “us” refer to Telesat Holdings Inc. and its subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to the unaudited consolidated financial statements of Telesat Holdings Inc. included herein.
The dollar amounts presented in this Quarterly Report are in Canadian dollars unless otherwise specified. On June 30, 2009, the Bank of Canada noon rate was CDN$1 = USD$0.8602.
The financial information presented herein has been prepared on the basis of Canadian GAAP, which differs in certain respects from United States GAAP. For a summary of differences between Canadian and United States GAAP, please refer to note 25 to our audited consolidated financial statements for the fiscal year ended December 31, 2008 filed as part of Telesat Canada’s final prospectus dated June 29, 2009 filed with the US Securities and Exchange Commission and to note 19 to the unaudited consolidated financial statements for the six months ended June 30, 2009 contained in this Quarterly Report.
Forward-Looking Statements Safe Harbor
This Quarterly Report contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this Quarterly Report, the words “believes”, “expects”, “plans”, “may”, “will”, “would”, “could”, “should”, “anticipates”, “estimates”, “project”, “intend” or “outlook” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s final prospectus filed with the United States Securities and Exchange Commission (SEC) on June 29, 2009. Readers are specifically referred to that document, as well as Telesat Canada’s other filings with the SEC which can be obtained on the SEC’s website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: (1) financial risks, including economic downturns, restrictions imposed by covenants contained in the agreements governing Telesat’s debt, Telesat’s leverage, volatility in exchange rates, and Telesat’s dependence on a few large customers for a significant proportion of its revenue; (2) risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to obtain or renew satellite insurance at all or on reasonable terms, and competition from other providers of telecommunications services; (3) risks associated with domestic and foreign government regulation; and (4) other risks, including potential conflicts of interest with Telesat’s significant shareholders, litigation, and market risks. The foregoing list of important factors is not exclusive. The information contained in this Quarterly Report reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this report. Telesat disclaims any obligation or undertaking to update or revise the information herein.
Overview
We are the fourth largest fixed satellite services operator, with offices and facilities around the world. We provide our satellite and communication services from a fleet of satellites that occupy Canadian and other orbital locations. We are organized into one operating segment, the satellite services business; however, we provide our services through three business categories: Broadcast, Enterprise and Consulting & Other.
The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once these investments are made, however, the incremental costs to maintain and operate the fleet are relatively low with the exception of in-orbit insurance. After nearly forty years of operation, Telesat Canada has established collaborative relationships with its customers. We have been able to generate a large contracted revenue backlog by entering into long-term contracts with some of our customers for all or substantially all of a satellite’s service life. Historically, this has resulted in revenues from the satellite services business being fairly predictable.

Competition in the satellite services market has been intense in recent years due to a number of factors, including transponder over-capacity for some frequency bands in certain geographic regions, and increased competition from terrestrial-based communication networks.
At June 30, 2009, we had 12 in-orbit satellites. Our fleet of 11 owned in-orbit satellites had, as of June 30, 2009, an average of approximately 56.1% service life remaining, with an average service life remaining of approximately 8.1 years. We calculate these figures using, for each satellite, the lesser of its manufacturers’ design service life or its expected end-of-service life. Nimiq 3, a leased satellite, was removed from commercial service on June 1, 2009. We currently have two additional satellites under construction: Nimiq 5, which we anticipate will be operational in late 2009, and Telstar 14R/Estrela do Sul 2, which we anticipate will be operational in the second half of 2011. We have contracted for the sale of all of the capacity on Nimiq 5 for 15 years or such later date as the customer may request.
Telesat Canada and its affiliates are authorized by governments, including those of Canada, the United States and Brazil, to access and use certain geostationary orbital locations and associated spectrum resources. The use of these orbital locations, as well as our other operations, is subject to a variety of Canadian and international regulations.
Recent Developments
On July 9, 2009, we terminated our leasehold interest in the Telstar 10 satellite and transferred certain related customer contracts to the satellite’s owner in exchange for a total price of approximately US$69 million. As previously reported, we remain in discussions regarding the potential sale of our interests in one of our international satellites and related assets. Any potential transaction is subject to further due diligence and other conditions and we cannot at this time assess the probability of concluding any transaction under discussion or under what terms, including price, these assets may be sold.
On July 16, 2009, we announced our decision to procure a replacement for the Telstar 14/Estrela do Sul satellite at its current 63 degrees West orbital location. The new high powered Ku-band satellite will be known as Telstar 14R in most service regions and Estrela do Sul 2 in Brazil, and will have 58 transponder equivalents (36 MHz). We anticipate the new satellite will be operational in the second half of 2011. We have selected Space Systems/Loral as the manufacturer for Telstar 14R and International Launch Services for the satellite’s launch into geostationary orbit.
On August 3, 2009, Telesat Canada completed an offer to exchange (1) any and all of its approximately US$693 million outstanding principal amount of restricted 11.0% Senior Notes due 2015 for an equal amount of registered 11.0% Senior Notes due 2015 and (2) any and all of its approximately US$217 million outstanding principal amount of restricted 12.5% Senior Subordinated Notes due 2017 for an equal amount of registered 12.5% Senior Subordinated Notes due 2017. Holders of approximately US$683 million outstanding principal amount of the 11.0% Senior Notes due 2015 and all of the 12.5% Senior Subordinated Notes due 2017 exchanged their restricted notes for registered notes. Telesat LLC is the co-issuer of the notes.
June 30, 2009 Compared with June 30, 2008
The following compares our consolidated results of operations for the three and six months ended June 30, 2009 and 2008.
Revenue

	Three Months		Six Months		% Increase / Decrease
	Ended June 30,		Ended June 30,		Three Months	Six Months
	2009	2008	2009	2008	2009 vs. 2008	2009 vs. 2008
	(in CAD$ millions except percentages)
Broadcast	103	81	209	160	26%	30%
Enterprise	91	80	182	159	14%	14%
Consulting and other	7	8	14	13	(9)%	14%

Total revenue	201	169	405	332	19%	22%

Revenues from Broadcast increased by $22 million for the three months ended June 30, 2009 as compared to the three months ended June 30, 2008, and by $49 million for the six months ended June 30, 2009 as compared to the six months ended June 30, 2008. The increases in both periods are primarily due to new services on Nimiq 4 (a satellite which only entered into commercial service in October 2008), the impact of the stronger U.S. dollar used to convert the U.S. dollar denominated revenues into Canadian dollars, and new space segment sales. These increases were partially offset by the scheduled turndown of certain transponders on Nimiq 2, the removal from service of Nimiq 4iR on January 30, 2009 and the removal from service of Nimiq 3 on June 1, 2009.
Revenues from Enterprise increased by $11 million for the three months ended June 30, 2009 as compared to the three months ended June 30, 2008, and by $23 million for the six months ended June 30, 2009 as compared to the six months ended June 30, 2008. The increases in both periods are primarily due to new services on Telstar 11N (a satellite which came into service in the second quarter of 2009), to the impact of the stronger U.S. dollar used to convert the U.S. dollar denominated revenues into Canadian dollars and to new services.
Consulting and other decreased by $1 million for the three months ended June 30, 2009 as compared to the three months ended June 30, 2008 due to decreases in a number of consulting programs. Consulting and other increased by $1 million for the six months ended June 30, 2009 as compared to the same period in 2008. Consulting contracts by nature are generally one-time contracts in specific periods and do not normally recur year-over-year.
The impact of the stronger U.S. dollar in 2009 on total revenues was an increase of $13.2 million for the three months ended June 30, 2009 and an increase of $32.0 million for the six months ended June 30, 2009. The average exchange rate during the second quarter of 2009 for the translation of revenue items was 1USD = 1.182 CAD, whereas the average rate for the second quarter of 2008 was 1USD = 1.0087 CAD. The average exchange rate for the six month period in 2009 for the translation of revenue items was 1USD = 1.2114 CAD and compared to 1USD = 1.0018 CAD in 2008.
Operating Expenses

	Three Months		Six Months		% Increase / Decrease
	Ended June 30,		Ended June 30,		Three Months	Six Months
	2009	2008	2009	2008	2009 vs. 2008	2009 vs. 2008
	(in CAD$ millions except percentages)
Amortization	64	57	125	116	11%	8%
Operations and administration	59	60	118	119		1%
Cost of equipment sales	4	6	8	12	(31)%	(29)%

Total operating expenses	127	123	251	247	3%	2%

Amortization expense increased by $7 million for the three months ended June 30, 2009 as compared to the three months ended June 30, 2008 due to the additional expense for Nimiq 4 and Telstar 11N in the 2009 period. The increase was partially offset by lower amortization on Telstar 10 due to its classification as assets held for sale in June 2009. Nimiq 4 went into service on October 6, 2008 and Telstar 11N went into service on March 31, 2009; therefore, there was no corresponding expense in the second quarter of 2008.
Amortization expense increased by $9 million for the six months ended June 30, 2009 as compared to the six months ended June 30, 2008. The increase is due to six months of amortization for Nimiq 4 and three months for Telstar 11N with no corresponding expense in 2008. The increase was partially offset by one month less amortization expense for Telstar 10.
Operations and administration expenses decreased by $1 million for the three and six month periods ended June 30, 2009 as compared to the same periods in 2008. This is mainly due to cost reductions partially offset by increases for the foreign exchange impact of U.S. dollar denominated expenses, the 2009 stock option expense and certain non-recurring expenses. The stock option plan was introduced in September 2008 and the first expense under the plan was recorded during the fourth quarter of 2008, following the completion of a valuation of the stock options.

Cost of equipment sales decreased by $2 million for the three months ended June 30, 2009 and by $4 million for the six months ended June 30, 2009 as compared to the same periods in 2008. The decreases are the result of fewer equipment sales, notably in the oil and gas industry and to the end of the amortization into income of prior period Ka-band equipment sales to resellers. The second quarter of 2008 also included a one-time equipment sale to a Broadcast customer. The negative equipment sale margin in the second quarter of 2009 is due to expensing $1 million for deferred charges incurred in 2008 and an inventory write-down.
Interest Expense

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2009	2008	2009	2008
	(in CAD$ millions)
Debt service costs	68	64	144	136
Dividends on senior preferred shares	3	3	7	5
Capitalized interest	(4)	(11)	(13)	(20)

Total interest expense	67	56	138	121

Debt service costs increased $4 million for the quarter ended June 30, 2009 as compared to the same quarter in 2008, and increased $8 million for the six months ended June 30, 2009 as compared to the six months ended June 30, 2008. These increases are both due to the impact of the stronger U.S. dollar in 2009 on the U.S. dollar denominated debt, partially offset by a lower weighted average interest rate in 2009 for the Canadian dollar denominated debt.
Other Expense (Income)

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2009	2008	2009	2008
	(in CAD$ millions)
Foreign exchange loss (gain)	(289)	(21)	(188)	102
Loss (gain) on financial instruments	95	(18)	37	(50)
Interest income	—	—	—	(1)
Performance incentive payments and milestone interest expense	1	1	2	2
Other	—	(1)	—	(1)

Total other expense (income)	(193)	(39)	(149)	52

The foreign exchange gain for the three months ended June 30, 2009 increased by $268 million compared to the three month period ended June 30, 2008. Although the U.S. dollar was stronger throughout 2009 compared to 2008, the Canadian dollar actually strengthened during the second quarters of both years (by 8% during the second quarter of 2009 and by 1% for the same quarter of 2008). The resulting impact of this movement on our U.S. dollar denominated debt is a gain in both periods from the balance reported at March 31. The foreign exchange gain for the six months ended June 30, 2009 increased by $290 million compared to the same period in 2008, as the Canadian dollar strengthened relative to its position at December 31, 2008 by 5%, whereas the Canadian dollar weakened by 3% in the same period of 2008. The impact of a stronger Canadian dollar on the U.S. dollar denominated debt results in a gain, as opposed to the loss in the first six months of 2008 due to the weaker Canadian dollar in that timeframe.

The losses and gains on financial instruments result from the impact of the variations in exchange rates and interest rates on the market value of the derivative instruments: foreign currency forward contracts, cross-currency basis swap and interest rate swaps.
Income Taxes
The income tax expense for the three months ended June 30, 2009 was $13 million, a decrease of $5 million compared to the expense for the three months ended June 30, 2008 mainly due to the successful resolution to an appeal concerning Anik F1 and F1R deductions. The income tax expense for the six months ended June 30, 2009 was $18 million, a $16 million increase over the same period in 2008, mainly due to the impact on future taxes of the foreign exchange gains, partially offset by the appeal proceeds.
Backlog
Contracted revenue backlog represents our expected future revenues (without discounting for present value) under all current contractual service agreements, including any deferred revenues that we will recognize in the future in respect of cash already received. The significant majority of this contractual backlog is in respect of service or other agreements for satellite capacity. Our contracted backlog is comprised of all amounts due under a contract through the expiration date. We do not assume a given contract will be renewed beyond its stated expiration date. Contracted backlog is attributable both to satellites currently in orbit and to one satellite, Nimiq 5, currently under construction and scheduled for launch in late 2009. As of June 30, 2009, our contracted backlog, including the Nimiq 5 satellite, was approximately $5.1 billion. This amount includes approximately $357 million of customer prepayments that Telesat has already received.
We expect our backlog to be recognized as follows:

Balance of 2009	2010	2011	2012	2013	2014 and thereafter
(in CAD$ millions)

330	646	574	488	425	2,619
Liquidity and Capital Resources
Cash and Available Credit
As of June 30, 2009, we had $81 million of cash and short-term investments as well as approximately $153 million of borrowing availability under our Revolving Facility. Subsequent to June 30, 2009, we received approximately US$60 million as an initial payment for the Telstar 10 transaction with the remainder of the purchase price, subject to adjustment, to be paid on or before July 9, 2010. We believe that cash and short-term investments as of June 30, 2009, net cash provided by operating activities, cash flow from customer prepayments, the proceeds from the Telstar 10 transaction, and drawings on the available lines of credit under the Credit Facility (as defined below) will be adequate to meet our expected cash requirement for activities in the normal course of business, including interest and required principal payments on debt as well as planned capital expenditures for the next twelve months.
We believe we have adopted conservative policies relating to and governing the investment of our surplus cash. The investment policy does not permit us to engage in speculative or leveraged transactions, nor does it permit us to hold or issue financial instruments for trading purposes. The investment policy was designed to preserve capital and safeguard principal, to meet all of our liquidity requirements and to provide a competitive rate of return. The investment policy addresses dealer qualifications, lists approved securities, establishes minimum acceptable credit ratings, sets concentration limits, defines a maturity structure, requires all firms to safe keep securities, requires certain mandatory reporting activity and discusses review of the portfolio. We operate our investment program under the guidelines of our investment policy.

Cash Flows From Operating Activities
Cash provided by operating activities for the six months ended June 30, 2009 was $127 million. This amount consists of net earnings after adjustment for non-cash items of $146 million, customer prepayments of $3 million and a decrease in cash flows from operating assets and liabilities of $22 million. The net earnings after adjustment for non-cash items of $146 million resulted from the net earnings of $148 million increased by the amortization of $125 million, the future income tax expense of $20 million, the unrealized gain on derivatives of $43 million, the unpaid dividends on preferred shares of $7 million and stock-based compensation of $3 million, partially offset by the unrealized foreign exchange gain of $186 million and other items of $15 million, primarily resulting from the recognition of deferred revenues.
Cash provided by operating activities for the six months ended June 30, 2008 was $48 million. This amount consists of net earnings after adjustment for non-cash items of $41 million, customer prepayments of $20 million and a decrease in cash flows from operating assets and liabilities of $13 million. The net earnings after adjustment for non-cash items of $41 million include the net loss of $89 million, the future income tax recovery of $3 million, the unrealized gain on derivatives of $40 million and other items of $23 million, primarily resulting from the recognition of deferred revenues. These items are completely offset by the amortization of $116 million, the unrealized foreign exchange loss of $75 million and the unpaid dividends on preferred shares of $5 million.
Cash Flows Used in Investing Activities
Cash used in investing activities for the six months ended June 30, 2009 was $124 million, primarily for capital expenditures for the construction of the Nimiq 5 and Telstar 11N satellites.
Cash used in investing activities for the six months ended June 30, 2008 was $117 million, and was for capital expenditures of $125 million, partially offset by the receipt of insurance proceeds of $4 million and for proceeds on the disposal of assets of $5 million. The capital expenditures were primarily for the construction of the Nimiq 4 (launched in September 2008), Telstar 11N (launched in February 2009) and Nimiq 5 satellites. In addition, there were capital expenditures for satellite control facilities for these satellites.
Cash Flows From (Used in) Financing Activities
Cash used in financing activities for the six months ended June 30, 2009 was $21 million, and consists of the repayment of bank loans and debt financing of $38 million, capital leases payments of $4 million and satellite performance incentive payments of $3 million, partially offset by the proceeds from borrowings of $24 million.
Cash provided by financing activities for the six months ended June 30, 2008 was $54 million, and results from the proceeds of borrowings of $132 million, partially offset by repayments of bank loans and debt financing of $71 million, capital lease payments of $5 million and satellite performance incentive payments of $2 million.
Liquidity
The Telesat Canada purchase price of $3.25 billion as well as transaction fees and expenses, the repayment of existing Loral Skynet debt and preferred stock, and Telesat Canada debt were funded by cash from Loral and PSP as well as borrowings by Telesat Canada.
A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. We believe our cash flow from operations will be sufficient to provide for our capital requirements and to fund our interest and debt payment obligations for the next twelve months.
Two of our satellites — Anik F1 and Telstar 14 — have expected end-of-commercial service lives between 2011 and 2013. The planned replacement of Telstar 14 and the potential replacement of Anik F1 will require significant capital expenditures during the 2010-2013 period. Where economically feasible, we may choose to invest in new satellites to utilize available orbital slots and further grow our business. Cash required for current and future satellite construction programs will be funded from some or all of the following: cash and short-term investments, cash flow from operations, cash flow from customer prepayments or through borrowings on available lines of credit under the Credit Facility. In addition, we may sell certain satellite assets, and in accordance with the terms and conditions of our Credit Facility, reinvest the proceeds in replacement satellites or pay down indebtedness under that senior Credit Facility. Subject to market conditions, and subject to compliance with the terms and conditions of our Credit Facility and the financial leverage covenant tests therein, we may also have the ability to obtain additional secured or unsecured financing to fund replacement or additional satellites. However, our ability to access these sources of funding is not guaranteed and, therefore, we may not be able to fully fund replacement and new satellite construction programs.

We maintain a target of approximately $25 million in cash and cash equivalents within our subsidiary operating entities for the management of our liquidity. Our intention is to maintain at least this level of cash and cash equivalents to assist with the day-to-day management of our cash flows. We may typically transfer funds between subsidiary entities without restriction. Exceptions, where restrictions apply, include transfers to and from unrestricted subsidiaries, as defined in borrowing arrangements. Transfers across international boundaries may be subject to withholding taxes or local legal restrictions, including foreign exchange controls or solvency tests governing dividends.
Debt
In connection with the Telesat Canada acquisition, we entered into agreements with a syndicate of banks to provide Telesat Canada with, in each case as described below, senior secured credit facilities (the “Credit Facility”), a senior bridge loan facility (the “Senior Bridge Loan”) and a senior subordinated bridge loan facility (the “Senior Subordinated Bridge Loan”) (together the “Facilities”). The Facilities are also guaranteed by Telesat Holdings and certain Telesat Canada subsidiaries.
Senior Secured Credit Facilities
The Credit Facility is secured by substantially all of our assets. Under the terms of the Credit Facility, we are required to comply with certain covenants which are usual and customary for highly leveraged transactions, including financial reporting, maintenance of certain financial covenant ratios for leverage and interest coverage, a requirement to maintain minimum levels of satellite insurance, restrictions on capital expenditures, a restriction on fundamental business changes or the creation of subsidiaries, restrictions on investments, restrictions on dividend payments, restrictions on the incurrence of additional debt, restrictions on asset dispositions and restrictions on transactions with affiliates. We were also required to enter into swap agreements that will effectively fix or cap the interest rates on at least 50% of our funded debt for a three year period ending October 31, 2010. Each tranche of the Credit Facility is subject to mandatory principal repayment requirements, which, in the initial years, are generally 1/4 of 1% of the initial aggregate principal amount.
The Credit Facility consists of several tranches, which are described below.
Revolving Facility
The Revolving Facility is a $153 million loan facility with a maturity date of October 31, 2012. Loans under the Revolving Facility currently bear interest at a floating rate of the Bankers Acceptance borrowing rate plus an applicable margin of 275 basis points. The applicable margin is subject to a leverage pricing grid. The Revolving Facility currently has an unused commitment fee of 50 bps that is subject to adjustment based upon a leverage pricing grid. As of June 30, 2009, other than approximately $0.4 million in drawings related to letters of credit, there were no borrowings under this facility.
Canadian Term Loan Facility
The Canadian Term Loan Facility is a $200 million loan with a maturity date of October 31, 2012. As of June 30, 2009, $190 million of the facility was drawn. The Canadian Term Loan Facility bears interest at a floating rate of the Bankers Acceptance borrowing rate plus an applicable margin of 275 basis points. The required repayments on the Canadian term loan facility were $5 million for the year ended December 31, 2008 and will be $10 million for the year ended December 31, 2009.

U.S. Term Loan Facility
The U.S. Term Loan Facility is a US$1.905 billion ($2.215 billion) loan facility denominated in U.S. dollars with a final maturity date of October 31, 2014. As of June 30, 2009, US$1,728.7 billion ($1,972.0 billion) was drawn. The U.S. Term Loan Facility is made up of two facilities, a US$1.755 billion U.S. Term Loan I Facility and a US$150 million U.S. Term Loan II Facility that was a 12 month delayed draw facility for satellite capital expenditures. The U.S. Term Loan Facility bears interest at LIBOR plus an applicable margin of 300 basis points.
The U.S. Term Loan II Facility has an unused commitment fee of 1/2 the applicable margin which is 150 basis points. We drew the full amount of this facility during the 12 month availability period. As of June 30, 2009, US$148.5 million of the facility was drawn.
In order to hedge our currency risk both at closing and over the life of the loans, Loral Skynet entered into a currency basis swap to synthetically convert US$1.054 billion of U.S. dollar commitment to $1.224 billion and transferred the benefit of the basis swap to Telesat Canada prior to closing. This currency basis swap is being amortized on a quarterly basis at 1/4 of 1% of the original amount. As of June 30, 2009, the balance of this swap was $1.2059 billion and bears interest at a floating rate of Bankers Acceptance plus an applicable margin of approximately 382 basis points.
Senior Bridge Loan and Senior Notes
The Senior Bridge Loan was a US$692.8 million senior unsecured loan facility denominated in U.S. dollars advanced on the closing date. The Senior Bridge Loan had a maturity of October 31, 2008 and an initial interest rate per annum equal to the greater of 9% or three-month LIBOR plus the applicable margin. The applicable margin increased over time subject to an interest rate cap of 11%. The Senior Bridge Loan was subject to a securities demand on or after April 28, 2008.
On June 30, 2008, we exchanged the outstanding US$692.8 million Senior Bridge Loan for US$692.8 million Senior Notes ($873.1 million at March 31, 2009). The Senior Notes bear interest at an annual rate of 11.0% and are due November 1, 2015. The Senior Notes include covenants or terms that restrict our ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel our satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior notes prior to May 1, 2012, in each case subject to exceptions provided in the Senior Notes indenture.
On August 3, 2009, we completed an offer to exchange any and all of the US$692.8 million outstanding principal amount of restricted 11.0% Senior Notes due 2015 for an equal amount of registered 11.0% Senior Notes due 2015. Holders of US$682.8 million outstanding principal amount of the 11.0% Senior Notes due 2015 exchanged their restricted notes for registered notes.
Senior Subordinated Bridge Loan and Senior Subordinated Notes
The Senior Subordinated Bridge Loan was a US$217.2 million senior subordinated unsecured loan facility denominated in U.S. dollars advanced on the closing date. The Senior Subordinated Bridge Loan had a maturity of October 31, 2008 and an initial interest rate per annum equal to the greater of 10.5% or three-month LIBOR plus the applicable margin. The applicable margin increased over time subject to an interest rate cap of 12.5%. The Senior Subordinated Bridge Loan was subject to a securities demand on or after April 28, 2008.
On June 30, 2008, we also exchanged the outstanding US$217.2 million Senior Subordinated Bridge Loan for US$217.2 million Senior Subordinated notes ($273.7 million at March 31, 2009). The Senior Subordinated notes bear interest at a rate of 12.5% and are due November 1, 2017. The Senior Subordinated notes include covenants or terms that restrict our ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel our satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Subordinated notes prior to May 1, 2013, in each case subject to exceptions provided in the Senior Subordinated notes indenture.

On August 3, 2009, we completed an offer to exchange any and all of the US$217.2 million outstanding principal amount of restricted 12.5% Senior Subordinated Notes due 2017 for an equal amount of registered 12.5% Senior Subordinated Notes due 2017. Holders of all of the 12.5% Senior Subordinated Notes due 2017 exchanged their restricted notes for registered notes.
As of June 30, 2009, we were in compliance with the financial covenants of our Credit Facility and the indentures governing our 11% Senior Notes due 2015 and 12.5% Senior Subordinated Notes due 2017.
Debt Service Cost
An estimate of the debt service cost on the Facilities is based upon assumptions of LIBOR and Bankers Acceptance rates and the applicable margin for the Credit Facility, the Senior Bridge Loan and the Senior Subordinated Bridge Loan. Our estimated debt service cost for 2009 is approximately $288 million.
Derivatives
We have used interest rate and currency derivatives to hedge our exposure to changes in interest rates and changes in foreign exchange rates.
We use forward contracts to hedge our foreign currency risk on anticipated transactions, mainly related to the construction of satellites. At June 30, 2009, we had outstanding foreign exchange contracts which require us to pay Canadian dollars ($22.0 million) to receive US$21.2 million for future capital expenditures. The fair value of these derivative contract liabilities was an unrealized gain of $2.6 million as of June 30, 2009. These forward contracts are due between July 2, 2009 and December 1, 2009.
In order to hedge our currency risk, both at closing and over the life of the loans, Loral Skynet entered into a currency basis swap to synthetically convert US$1.054 billion of the U.S. Term Loan Facility debt into $1.224 billion of debt. Loral Skynet transferred the currency basis swap to Telesat Canada prior to closing. The fair value of this derivative contract, which at June 30, 2009 had a balance of $1,205.9 million (US$1,038.2 million), resulted in an unrealized loss of $34.1 million. This non-cash loss will remain unrealized until this contract is settled. The contract is due October 31, 2014.
On November 30, 2007, we entered into a series of five interest rate swaps to fix interest rates on US$600 million of U.S. dollar denominated debt and $630 million of Canadian dollar denominated debt for an average term of 3.2 years. As of June 30, 2009, the fair value of these derivative contract liabilities was an unrealized loss of CAD$61.3 million. This non-cash loss will remain unrealized until the contracts are settled. With these transactions, we met our requirement under the Credit Facility to effectively fix or cap at least 50% of our funded debt for a three year period from October 31, 2007. These contracts are due between January 31, 2010 and November 28, 2011.
Non-GAAP Measures
Adjusted EBITDA and Adjusted EBITDA margin
The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization”. In evaluating financial performance, we use revenues and deduct certain operating expenses (including making adjustments to operating expenses for stock based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating loss/income before depreciation and amortization (“Adjusted EBITDA”) and Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to operating revenues) as measures of our operating performance.

Adjusted EBITDA allows us and investors to compare our operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, and other expense. Financial results of competitors in our industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA allows us and investors to compare operating results exclusive of these items. Competitors in our industry have significantly different capital structures. The use of Adjusted EBITDA facilitates comparability of performance by excluding interest expense.
We believe the use of Adjusted EBITDA and Adjusted EBITDA margin along with GAAP financial measures enhances the understanding of our operating results and is useful to us and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be comparable to similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with GAAP financial measures and is not presented as an alternative to cash flow from operations as a measure of our liquidity or as an alternative to net income as an indicator of our operating performance.
For the quarter ended June 30, 2009, Adjusted EBITDA margin improved to 71%, compared to 62% in the same quarter in 2008.
Reconciliation of Adjusted EBITDA to Net Earnings:

FOR THE PERIOD ENDED JUNE 30	Three Months		Six Months
(in millions of Canadian dollars) (unaudited)	2009	2008	2009	2008

Net earnings (loss) applicable to common shares	187.1	12.4	148.0	(89.0)
Income tax expense	13.4	17.7	17.6	1.3
Other expense (income)	(192.9)	(39.1)	(149.0)	51.8
Interest expense	66.7	55.7	137.8	121.0
Amortization	63.6	57.3	124.9	116.1
Unusual & Non-recurring items	3.1	0.5	3.9	1.7
Non cash expense related to stock compensation	1.5	—	3.1	—

Adjusted EBITDA	142.5	104.5	286.3	202.9

Operating Revenues	201.3	169.6	405.3	332.3

Adjusted EBITDA Margin	71%	62%	71%	61%
Note: Unusual & non-recurring items are restructuring related expenses.
Consolidated EBITDA for Covenant Purposes
Under the terms of our Credit Facility, we are required to comply with certain financial ratio maintenance covenants.
Telesat’s Consolidated EBITDA for Covenant Purposes is defined as income (loss) before the deduction of income taxes for Telesat Holdings and Restricted Subsidiaries plus interest expense, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non cash charges, losses on asset dispositions, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write off, foreign withholding taxes paid or accrued, non-cash charges related to stock compensation expense, consulting fees payable to Loral in mezzanine securities, plus, until March 31, 2009, projected cost savings expected to be achieved following the closure of the Telesat Canada acquisition. Additional sums which may be added include collections on sales type leases, and further adjustments made by made for revenues which may have been earned by satellites which have been subject to an insured loss. Deductions which are made in calculating Telesat’s Consolidated EBITDA for Covenant Purposes include extraordinary and non-recurring gains, non-cash gains, gains on asset sales and gains on sales-type leases, unless collected during the period. Further adjustments are made to account for income from Unrestricted Subsidiaries, and currency gains and losses (including gains or losses on derivative contracts).

Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with GAAP, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with GAAP or (2) operating cash flows determined in accordance with GAAP. Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such as interest payments, tax payments and debt service requirements. We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of certain financial covenants in the Credit Facility and the indentures governing the Senior Notes and Senior Subordinated Notes. Consolidated EBITDA for Covenant Purposes is a material component of these covenants. Non-compliance with the financial ratio maintenance covenants contained in our Credit Facility could result in the requirement to immediately repay all amounts outstanding, while non-compliance with the debt incurrence ratio contained in the indentures governing the Notes would prohibit us from being able to incur additional indebtedness other than pursuant to specific exceptions. Because not all companies use identical calculations, this presentation of Consolidated EBITDA for Covenant Purposes may not be comparable to other similarly titled measures of other companies. We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.
The following is a reconciliation of earnings (loss) before income taxes, which is a GAAP measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in our indentures and Credit Facility agreements (our “debt agreements”) and the calculation of the ratio of net debt to Consolidated EBITDA for Covenant Purposes, and interest expense to Consolidated EBITDA for Covenant Purposes as defined in our debt agreements. The terms and related calculations are defined in our debt agreements, copies of which are publicly available.

	Three	Three	Twelve	Twelve
	Months	Months	Months	Months
	Ended June 30,	Ended June 30,	Ended December 31,	Ended June 30,
(in CAD$ millions)	2008	2009	2008	2009

(Loss) earnings before income taxes	30.1	200.4	(987.3)	(734.0)
Less: impact of unrestricted subsidiary	(1.2)	0.1	(0.4)	0.9

Consolidated earnings for Covenant Purposes	28.9	200.5	(987.7)	(733.1)
Plus:
Interest expense	55.5	66.2	255.5	272.2
Depreciation expense	44.9	51.7	184.4	195.0
Any impairment charge or asset write-off and amortization of intangibles arising pursuant to FASB No. 141	11.6	10.7	531.7	529.8
Other	27.2	44.7	47.0	69.9
Less:
Any income from the early extinguishment of indebtedness or hedging obligations on other derivative instruments	(18.5)	57.9	(251.7)	(201.2)
Currency transaction losses (gains)	(20.6)	(288.5)	697.9	408.0
Other	—	0.2	(1.2)	(0.3)

Consolidated EBITDA For Covenant Purposes	129.0	143.4	475.9	540.3

As of June 30, 2009, Telesat’s Consolidated Total Debt to Consolidated EBITDA for Covenant Purposes ratio, for credit agreement purposes, was 6.22:1, which was less than the maximum test ratio of 9.00:1. The Consolidated EBITDA for Covenant Purposes to Consolidated Interest Expense ratio, for credit agreement compliance purposes, was 1.89:1, which was greater than the minimum test ratio of 1.25:1.
The following is a reconciliation of our Consolidated Total Debt for Covenant Purposes to Debt Financing:
Debt
(in millions of dollars)

	Three Months Ended	Year Ended
($ millions)	June 30, 2009	December 31, 2008
U.S. dollar denominated debt
U.S. Term Loan I (USD$)	1,728.7	1,737.5
U.S. Term Loan II (USD$)	148.5	149.2
Senior Notes (USD$)	692.8	692.8
Senior Subordinated Notes (USD$)	217.2	217.2

	2,787.2	2,796.7
Foreign exchange adjustment	452.9	628.1

Subtotal (CAD$)	3,240.1	3,424.8

Debt issue expenses	(78.6)	(83.6)

CAD denominated debt
Canadian Term Loan	190.0	195.0
Revolving facility	—	—
Other debt financing	—	0.3

Debt financing	3,351.5	3,536.5

	Three Months Ended	Year Ended
(in CAD$ millions)	June 30, 2009	December 31, 2008

Debt financing	3,351.5	3,536.5

Adjustments for Covenant Purposes:
Unrestricted subsidiary	(24.7)	(25.4)
Debt issue expenses	78.6	83.6
Capital leases	35.1	39.9
Cross currency basis swap adjustment	(1.0)	(65.9)
Other	0.2	0.2
Cash (adjusted for unrestricted subsidiaries)	(79.6)	(98.5)

Consolidated Total Debt for covenant purposes	3,360.1	3,470.4

The following is a reconciliation of our consolidated interest expense for covenant purposes to interest expense:

	Twelve Months Ended	Year Ended
(in CAD$ millions)	June 30, 2009	December 31, 2008

Interest expense	274.4	257.6

Adjustments for Covenant Purposes:
Capitalized interest	32.1	39.0
Dividends on preferred shares (non-cash)	(11.9)	(9.9)
Amortization of financing costs	(11.0)	(9.8)
Cash interest income	(1.1)	(1.5)
Other	5.4	—
Effect of unrestricted subsidiary	(2.2)	(2.1)

Interest expense for Covenant Purposes	285.6	273.4

Item 3. Quantitative and Qualitative Disclosures About Market Risk
Credit Risk Related to Financial Instruments
Financial instruments that potentially subject us to a concentration of credit risk consist of cash and cash equivalents and short-term investments. Investment of these funds is done with high quality financial institutions and is governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade U.S. dollar and Canadian dollar denominated investments.
We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings which have generally received support from national governments. We regularly monitor their credit risk and credit exposure.
Foreign Exchange Risk
Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on the US dollar denominated debt financing. We are also exposed to foreign currency risk on anticipated transactions, such as the costs of satellite construction and acquisition.
Our main currency exposures as at June 30, 2009 lie in our US dollar denominated cash and cash equivalents, accounts receivable, accounts payable and debt financing.
Approximately 45% of our revenues for the quarter ended June 30, 2009, certain of our expenses and a substantial portion of our indebtedness and capital expenditures are denominated in US$. As a result, the volatility of United States currency may expose us to foreign exchange risks. In the second quarter of 2009, as a result of a significant increase in the value of the Canadian dollar, we recorded foreign exchange gains of approximately $289 million, prior to any loss on hedging instruments.
Interest Rate Risk
We are exposed to interest rate risk on our cash and cash equivalents and our long term debt which is primarily variable rate financing. Changes in the interest rates could impact the amount of interest we are required to pay.

Derivative Financial Instruments
We use derivative instruments to manage our exposure to foreign currency and interest rate risk. Our policy is that we do not use derivative instruments for speculative purposes.
We use the following instruments:
•	forward currency contracts to hedge foreign currency risk on anticipated transactions, mainly related to the construction of satellites;
•	a cross-currency basis swap to hedge the foreign currency risk on a portion of our US dollar denominated debt; and
•	interest rate swaps to hedge the interest rate risk related to debt financing which is primarily variable rate financing.
Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. Fair values are based on estimates using present value and other valuation methods.
These estimates are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.
The table below provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations, and our derivate instruments and other financial instruments that are sensitive to changes in foreign exchange rates, including currency forwards and our cross-currency basis swap. The information is reported in Canadian dollar equivalents, which is our reporting currency.

Interest Rate Sensitivity

June 30, 2009	Expected Maturity Date
(CAD Equivalent in millions)	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
Liabilities
Long-term Debt
Variable rate (CAD denominated)	5.0	15.0	90.0	80.0	—	—	190.0	173.9
Average interest rate	3.19%	3.29%	3.97%	4.64%	—	—

Variable rate (USD denominated)	11.1	22.1	22.1	22.1	22.1	2,082.5	2,182.2	2,040.3
Average interest rate	3.41%	3.54%	4.22%	4.89%	5.33%	5.67%

Fixed rate (USD denominated)	—	—	—	—	—	1,057.9	1,057.9	1,068.9
Average interest rate	—	—	—	—	—	11.36%	11.36%

	Expected Maturity Date
	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
Interest Rate Derivatives
Interest Rate Swaps
Variable to Fixed (CAD notional)	—	330.0	300.0	—	—	—	630.0	(27.1)
Average pay rate	—	4.30%	4.40%	—	—	—
Average receive rate		0.54%	1.22%

Variable to Fixed (USD notional)	—	116.3	581.3	—	—	—	697.5	(34.2)
Average pay rate	—	3.79%	3.99%	—	—	—
Average receive rate		0.54%	1.22%
Exchange Rate Sensitivity

June 30, 2009	Expected Maturity Date
(CAD Equivalent in millions)	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
On-Balance Sheet Financial Instruments
USD Functional Currency
Assets
Derivative Assets (Cross currency basis swap)	6.1	12.2	12.2	12.2	12.2	1,150.8	1,205.9	(34.1)

Liabilities
USD denominated long-term debt
Variable rate (USD denominated)	11.1	22.1	22.1	22.1	22.1	2,082.5	2,182.2	2,040.3
Average interest rate	3.41%	3.54%	4.22%	4.89%	5.33%	5.67%

Fixed rate (USD denominated)	—	—	—	—	—	1,057.9	1,057.9	1,068.9
Average interest rate	—	—	—	—	—	11.36%	11.36%	—

	Expected Maturity Date
	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
Anticipated Transactions and Related Derivatives
USD Functional Currency
Firmly Committed Transactions:

Forward Exchange Agreements (Receive USD/Pay CAD)
Contract Amount	22.0	—	—	—	—	—	22.0	2.6
Average Contractual	1.0387	—	—	—	—	—	1.0387
Exchange Rate

PART II. OTHER INFORMATION
Item 1. Legal Proceedings
We discuss certain legal proceedings in Telesat Canada’s final prospectus dated June 29, 2009 filed with the US Securities and Exchange Commission in the section titled “Legal Proceedings”. We refer the reader to that discussion for information concerning those proceedings.
In that final prospectus, we describe a dispute between Telesat Canada and its insurers relating to a claim made by Telesat Canada for losses suffered as a result of a power loss on the Anik F1 satellite. The amount in dispute is approximately US$18 million, and we reported having advised the insurers of Telesat Canada’s intention to proceed with arbitration of the dispute. On July 30, 2009, Telesat Canada served its claim in accordance with the procedural rules governing the arbitration. No date for the hearing has yet been set.
Item 1A. Risk Factors
Our business and operations are subject to a significant number of known and unknown risks and uncertainties.
The most significant of the known risks are summarized in, and the reader’s attention is directed to, the section titled “Risk Factors” of Telesat Canada’s final prospectus dated June 29, 2009 filed with the US Securities and Exchange Commission. There are no material changes to those risk factors. However, in the final prospectus under “Risks Related to Our Business” we identify one such risk as “Our in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts”. On July 14, 2009, a satellite manufacturer, Boeing, announced that all of its 702 series of satellites are at risk of a failure of solar array groups (or circuits); resulting in a reduction of available power. These failures reduce the output power of the solar array. Our Anik F1 and F2 satellites are part of the Boeing 702 series. While Anik F1 and F2 have not experienced this anomaly to date, other satellite operators with 702 series satellites have experienced such failures. The presence of this anomaly in 702 series satellites may limit our ability to insure Anik F2 against any future failures which result from the 702 series anomaly or increase our costs to insure Anik F2 (Anik F1 solar arrays are not insured against any failure). Furthermore, if Anik F1 or F2 should experience this anomaly, it could result in lost revenues, other increased costs or termination of contracts by our customers.
Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or operating results.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3. Defaults Upon Senior Securities
None.
Item 4. Submission of Matter to a Vote of Securities Holders
None.
Item 5. Other Information
None.
Item 6. Exhibits
Not applicable.